As filed with the Securities and Exchange Commission on November 12, 2002.
Securities Act File No. 333-52372 Investment Company Act File No. 811-09229
Post-Effective Amendment to Registration Statement as Stated Below

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	|X|
Pre-Effective Amendment No.	| |
Post-Effective Amendment No. 2	|X|
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	|X|
Amendment No. 8 (Check appropriate box or boxes)	|X|

Merrill Lynch Senior Floating Rate Fund II, Inc.
(Exact Name of Registrant as Specified in its Charter)
800 Scudders Mill Road, Plainsboro, New Jersey 08536
(Address of Principal Executive Offices) (Zip Code)
Registrant’s Telephone Number, including Area Code: (609) 282-2800

Terry K. Glenn Merrill Lynch Senior Floating Rate Fund II, Inc. 800 Scudders Mill Road, Plainsboro, New Jersey Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011
(Name and Address of Agent for Service)

Copies to:
Counsel for the Fund: SIDLEY AUSTIN BROWN & WOOD LLP 787 Seventh Avenue New York, New York 10019 Attention: Laurin Blumenthal Kleiman, Esq.	Philip L. Kirstein, Esq. FUND ASSET MANAGEMENT, L.P. P.O. Box 9011 Princeton, New Jersey 08543-9011

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.
If any securities being registered on this form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box. |X|
It is proposed that this filing will become effective (check appropriate box):
| x |	when declared effective pursuant to Section 8(c)
If appropriate, check the following box:
| |	this [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
| |	this Form is filed to register additional securities for an offering pursuant to Rule
462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ___________.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429 under the Securities Act, the Prospectus in this Registration Statement is a combined prospectus and relates to Registration Statement No. 333-90189, as amended, previously filed by the Registrant on Form N-2. This Registration Statement also constitutes Post-Effective Amendment No. 4 to Registration Statement No. 333-90189, and such Post-Effective Amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement and in accordance with Section 8(c) of the Securities Act. The Registration Statement and the registration statement amended hereby are collectively referred to hereunder as the “Registration Statement”.

Master Senior Floating Rate Trust has also executed this Registration Statement

The information in this prospectus is not complete and may be changed. We may not use this prospectus to sell securities until the registration statement containing this prospectus, which has been filed with the Securities and Exchange Commission, is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion Preliminary Prospectus dated November 12, 2002

PROSPECTUS December , 2002

Merrill Lynch Senior Floating Rate Fund II, Inc. Common Stock

Merrill Lynch Senior Floating Rate Fund II, Inc. (the “Fund”) is a continuously offered, non-diversified, closed-end fund. The Fund seeks as high a level of current income and such preservation of capital as is consistent with investment in senior collateralized corporate loans (primarily in the form of participation interests) made by banks and other financial institutions.

The Fund is a “feeder” fund that invests its assets in Master Senior Floating Rate Trust (the “Trust”). The Trust has the same investment objective as the Fund. All investments will be made at the Trust level. The Fund’s investment results will correspond directly to the investment results of the Trust. There can be no assurance that the investment objective of the Fund will be realized.

Currently, there is no secondary market for the Fund’s common stock. To provide liquidity, the Fund intends to make quarterly tender offers for its shares. In a tender offer, the Fund repurchases outstanding shares at the Fund’s net asset value on the last day of the offer. If a tender offer is not made, shareholders may not be able to sell their shares.

Shares of common stock of the Fund are offered on a best efforts basis at a price equal to the next determined net asset value per share without a front-end sales charge. As of the date of this Prospectus, net asset value per share is $ . Shares may be purchased directly from FAM Distributors, Inc., or from other selected securities dealers or other financial intermediaries.

This Prospectus contains information you should know before investing, including information about risks. Please read it before you invest and keep it for future reference. The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discount(2)	Proceeds to Fund(3)

Per Share	$	None	$

Total (3)	$	None	$

(1)	The common stock is offered on a best efforts basis at a price equal to net asset value which ranged from [$ ] to [$ ] per share between March 26, 1999 (commencement of operations) to the date of this Prospectus.
(2)	The Distributor pays all offering expenses (other than registration fees) and sales commissions to selected dealers (primarily Merrill Lynch, Pierce, Fenner & Smith Incorporated) from its own assets. Therefore, all of the proceeds of this offering will be available to the Fund for investment in the Trust. See “Purchase of Shares.”
(3)	These amounts (a) do not take into account prepaid registration fees (approximately $97,613), which are being charged to income as the related shares are issued, and (b) assume all shares currently registered are sold in the continuous offering.

Fund Asset Management — Investment Adviser FAM Distributors, Inc. — Distributor

PROSPECTUS SUMMARY

This summary is qualified in its entirety by reference to the detailed information included in this Prospectus.

The Fund	Merrill Lynch Senior Floating Rate Fund II, Inc. is a continuously offered, non-diversified, closed-end fund.

The Fund is a “feeder” fund that invests its assets in a corresponding “master” portfolio of the Trust. The Trust has the same investment objective as the Fund. All portfolio investments will be made at the Trust level. This structure is sometimes called a “master/feeder” structure. The Fund’s investment results will correspond directly to the investment results of the Trust.

The Offering	Shares of common stock of the Fund are offered by FAM Distributors, Inc., the Distributor, or other securities dealers or financial intermediaries, including Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”). Investors also may mail a purchase order directly to Financial Data Services, Inc., the Fund’s Transfer Agent.

The Distributor offers the Fund’s common stock on a best efforts basis at a price equal to the next determined net asset value per share without a front-end sales charge. Shares are sold subject to certain minimum purchase requirements:
For Investments in the Fund	The Minimum Initial Purchase Amount is	The Minimum Subsequent Purchase Amount is
Directly through the Fund’s Distributor or Transfer Agent	$1,000	$ 50

Via a Merrill Lynch-maintained 401(k) or 403(b) plan	None	None

Via another retirement plan	$ 250	$ 1

Investment Objective and Policies	Through its investment in the Trust, the Fund seeks to provide shareholders with as high a level of current income and such preservation of capital as is consistent with investment in senior collateralized corporate loans made to U.S. or non-U.S. borrowers that meet the credit standards established by the Trust’s Investment Adviser. An investment in the Fund entails certain risks.

Corporate Loans. The Trust invests primarily in corporate loans that are direct obligations of a borrower undertaken to finance the growth of the borrower’s business or a capital restructuring. A significant portion of such corporate loans are highly leveraged

2

loans such as leveraged buy-out loans, leveraged recapitalization loans and other types of acquisition loans. The Trust also may invest in privately placed notes, credit-linked notes, structured notes or other instruments with credit and pricing terms that are, in the opinion of the Investment Adviser, consistent with investment in senior collateralized corporate loans.

Floating or Variable Rate Corporate Loans. Under normal market conditions, the Trust will invest at least 80% of its assets in corporate loans that have floating or variable interest rates. Floating rate corporate loan interest rates adjust periodically at a margin above a generally-recognized base lending rate such as the prime rate of a designated U.S. bank, the Certificate of Deposit rate or the London InterBank Offered Rate.

Credit Quality. The Trust will invest in a corporate loan only if, in the Investment Adviser’s judgment, the borrower can meet debt service on such loan. The Investment Adviser performs its own credit analysis of each borrower. Since the minimum debt rating of a borrower may not have a meaningful relationship to the quality of such borrower’s senior collateralized debt, the Trust does not impose any minimum standard regarding the rating of other debt instruments of the borrower. The Trust may invest without limitation in corporate loans rated below investment grade (i.e., below BBB or Baa) or which are unrated but of similar credit quality.

Unsecured Loans and Short-Term Investments. Generally the Trust invests at least 80% of its assets in senior collateralized corporate loans. The remainder of the Trust’s assets may be invested in unsecured senior loans. The Trust also may invest in cash or in secured or unsecured short-term debt obligations. Short-term debt obligations in which the Trust invests are rated investment grade (i.e., within the four highest rating categories assigned by a nationally recognized rating service) or, if not rated, are determined to be of comparable quality by the Investment Adviser. Obligations rated in the fourth highest rating category may include obligations considered to have certain speculative characteristics.

Portfolio Maturity. The Trust has no restrictions on portfolio maturity, but it is anticipated that a majority of the corporate loans in which it invests will have stated maturities ranging from three to ten years. As a result of prepayments, however, the average life of the corporate loans is expected to be in the two to three year range.

3

Foreign and Domestic Borrowers. The Trust may invest in corporate loans made to U.S. or non-U.S. borrowers, provided that the loans are U.S. dollar-denominated or otherwise provide for payment to the Fund in U.S. dollars.

Hedging Techniques. The Trust may engage in certain interest rate hedging transactions, such as “swaps,” “caps” or “floors,” to reduce the Trust’s exposure to interest rate movements. The Trust also may invest in corporate loans that pay interest and principal in a currency other than U.S. dollars if the loan arrangement also includes a foreign currency swap that entitles the Trust to receive payments in U.S. dollars, or if the Trust hedges the foreign currency exposure itself utilizing forward contracts or other methods.

Borrowings by the Trust	The Trust may borrow money in amounts up to 33 1/3% of the value of its total assets. Typically the Trust borrows to satisfy tender offers, if necessary, but it also is authorized to borrow to finance additional investments. The Trust will borrow to finance additional investments only when the Investment Adviser believes that the potential return on such additional investments will exceed the costs incurred in connection with the borrowing.

Investment Adviser and Administrator	Fund Asset Management, L.P., the Investment Adviser, provides investment advisory and administrative services to the Trust. For advisory services, the Trust pays the Investment Adviser a fee at the annual rate of 0.95% of the Trust’s average daily net assets. For its administrative services, the Fund pays the Investment Adviser a fee at the annual rate of 0.40% of the Fund’s average daily net assets. While the combined advisory and administrative fees are higher than that paid by most funds, they are comparable to those paid by other continuously offered closed-end funds investing primarily in corporate loans.

Distributions	The Fund intends to declare dividends daily, pay dividends monthly and distribute all of its net investment income. Net capital gains, if any, will be distributed at least annually.

Tender Offers	Currently, there is no secondary market for the Fund’s common stock, and it is not expected that a secondary market will develop. To provide liquidity, the Board of Directors intends to consider, on a quarterly basis, whether the Fund should make a tender offer for its shares. In a tender offer, the Fund repurchases outstanding shares at the Fund’s net asset value on the last day of the offer. If a tender offer is not made, shareholders may not be able to sell their shares.

4

Mutual Fund Investment Option	Shareholders have an investment option consisting of the right to reinvest the net proceeds from a sale of shares in a tender offer by the Fund in Class C shares of certain Merrill Lynch-sponsored open-end funds (“Eligible Class C Shares”) at their net asset value, without the imposition of any contingent deferred sales charge upon any subsequent redemption of Eligible Class C Shares, if certain conditions are satisfied. Eligible Class C Shares are subject to an ongoing account maintenance fee and an ongoing distribution fee. Before taking advantage of this investment option, shareholders should obtain a currently effective prospectus of the fund in which they intend to invest and should consult their Merrill Lynch Financial Advisor.

Early Withdrawal Charge	Tendered shares of common stock held for less than one year at the date of tender are subject to an early withdrawal charge of 1.0% in most cases. The charge is based on the lesser of cost or net asset value of the tendered shares. There is no charge on shares acquired by reinvesting dividends or capital gains distributions, or when shares are tendered after more than one year.

5

RISK FACTORS AND SPECIAL CONSIDERATIONS

Liquidity of Shares. The Fund is designed primarily for long term investors and should not be considered a vehicle for trading purposes. Currently, there is no secondary market for the Fund’s common stock, and a secondary market is not expected to develop. To provide liquidity to shareholders, the Board of Directors of the Fund intends to consider making quarterly tender offers to repurchase the Fund’s shares at net asset value. However, the Fund’s shares are less liquid than shares of funds traded on a stock exchange, and shareholders who tender Fund shares held for less than one year will pay an early withdrawal charge. The Board of Directors is not obligated to authorize any tender offer, and there may be quarters in which no tender offer is made. If the Board of Directors does not authorize a tender offer, shareholders may be unable to sell their shares. The Distributor and other selected dealers are prohibited from making a market in the Fund’s common stock while the Fund either is offering its shares or is making a tender offer to repurchase its shares.

Closed-end funds that do trade in a secondary market are subject to the risk that the net asset value of the shares may be higher than the market price, commonly referred to as “trading at a discount.” As long as there is no secondary market for the Fund’s shares, the Fund is not subject to this risk.

Non-payment. The corporate loans in which the Trust invests are subject to the risk of non-payment of interest and principal. When a borrower fails to make scheduled interest or principal payments on a debt instrument, the value of the instrument, and hence the value of the Trust’s (and consequently the Fund’s) shares, may go down. While collateral may provide some protection against devaluation due to a default on a collateralized loan, losses may not be completely covered by the liquidation or sale of collateral. To the extent the corporate loan is secured by stock of the borrower and/or its subsidiaries and affiliates, such stock may lose all of its value in the event of a bankruptcy or insolvency of the borrower.

The Trust may invest without limitation in corporate loans rated below investment grade (i.e., below BBB or Baa) or which are unrated but of similar credit quality. These investments have a higher risk of non-payment than investment grade investments.

Corporate loans made in connection with highly leveraged transactions are subject to greater risks than other corporate loans. For example, the risks of default or bankruptcy of the borrower or the risks that other creditors of the borrower may seek to nullify or subordinate the Trust’s claims on the collateral securing the loan are greater in highly leveraged transactions.

Intermediary. The Trust may invest in corporate loans either by participating as a co-lender at the time the loan is originated or by buying an interest in the loan in the secondary market from an institution acting as agent, co-lender or participant. The financial status of the institutions interposed between the Trust and a borrower may affect the ability of the Trust to receive principal and interest payments. For this reason, the Trust will invest in corporate loans only if, at the time of investment, the outstanding debt obligations of these intermediary institutions are rated investment grade or are of comparable quality in the judgment of the Investment Adviser.

The success of the Trust depends, to a great degree, on the skill with which an agent bank administers the terms of the corporate loan agreements, monitors borrower compliance with covenants, collects principal, interest and fee payments from borrowers and, where necessary, enforces creditor remedies against borrowers. Agent banks typically have broad discretion in enforcing corporate loan agreements.

Net Asset Value; Interest Rate Sensitivity, Credit Quality and Other Market Conditions. Generally, when interest rates go up, the value of fixed income debt securities goes down. Therefore, the net asset value of a fund that invests primarily in fixed income debt securities changes as interest rates fluctuate. Because the Trust

6

invests primarily in floating or variable rate debt obligations, the Investment Adviser expects that it will be insulated to a significant degree from net asset value fluctuations caused by movements in interest rates. However, because floating and variable rate debt obligations only reset periodically, the Trust’s (and consequently the Fund’s) net asset value may fluctuate from time to time due to interest rate movements when there is an imperfect correlation between the interest rates on the variable rate loans in the Trust’s portfolio and prevailing interest rates. A decline in the credit quality or financial condition of borrowers in which the Trust invests may result in the value of the corporate loans held by the Trust, and hence the Trust’s (and consequently the Fund’s) net asset value, going down. A serious deterioration in the credit quality or financial condition of a borrower could cause a permanent decrease in the Trust’s (and consequently the Fund’s) net asset value. Furthermore, volatility in the capital markets and other adverse market conditions may result in a decrease in the value of corporate loans held by the Trust. Given that the Trust uses market prices to value many of its corporate loan investments, any decrease in the market value of the corporate loans held by the Trust will result in a decrease in the Trust’s (and consequently the Fund’s) net asset value.

Borrowings by the Trust. If the Trust chooses to borrow money, rather than liquidate investments, to satisfy a tender offer, it is subject to the risk that investment return on Trust shares will be reduced to the extent the cost of the borrowings exceeds income on the retained investments.

Hedging. Hedging transactions subject the Trust to the risk that, if the Investment Adviser incorrectly forecasts market values, interest rates or other applicable factors, the Trust’s performance could suffer. In addition, if the counterparty to an interest rate hedging transaction defaults, the Trust’s risk of loss consists of the net amount of interest payments that the Trust contractually is entitled to receive. The Trust is not required to enter into interest rate hedging transactions and may choose not to do so. If the counterparty to a foreign currency swap defaults, the Trust will seek a replacement swap, which may result in additional costs to the Trust, and will be subject to fluctuations in the applicable exchange rate until a replacement swap is obtained.

Concentration. The Trust will concentrate its investments in the securities of issuers in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies solely because the issuer of a corporate loan may be deemed to include not only the borrower under a credit agreement, but also the agent bank and any intermediate participant as well. As a result, the Trust is subject to certain risks associated with such institutions, including, among other things, changes in government regulation, interest rate levels and general economic conditions.

Foreign Investment. Loans to non-U.S. borrowers may involve risks not typically involved in domestic investment, including fluctuation in foreign interest rates, future foreign political and economic developments and the possible imposition of exchange controls or other governmental laws or restrictions.

Non-diversification. The Fund and the Trust are each classified as a “non-diversified company” within the meaning of the Investment Company Act of 1940, as amended (the “1940 Act”), which means that the Trust may invest a greater percentage of its assets in the obligations of a single issuer than a diversified investment company. Even though they are non-diversified, the Fund and the Trust are each still subject to the diversification requirements of the U.S. tax laws. However, since the Trust may invest a higher percentage of its assets in obligations of a single issuer than a diversified fund, it is more susceptible than a diversified fund to any economic, political or regulatory occurrence that affects an individual issuer.

Liquidity of Investments. Certain corporate loans in which the Trust invests may be deemed to be illiquid. Illiquid investments may impair the Trust’s ability to realize the full value of those investments in the event the Trust must sell them quickly. The Fund’s Board of Directors will consider the liquidity of the Trust’s portfolio in determining whether a tender offer should be made.

7

Master/Feeder Structure. The Trust may accept investments from other feeder funds in addition to the Fund. Since each feeder can set its own transaction minimums, feeder-specific expenses, and other conditions, one feeder could offer access to the Trust on more attractive terms, or could experience better performance, than another feeder. Smaller feeder funds may be harmed by the actions of larger feeder funds. For example, a larger feeder fund could have more voting power than the Fund over the operations of the master portfolio. To the extent that other feeder funds tender for a significant portion of their shares, the assets of the master portfolio may decrease. This could cause the Fund’s expense ratio to increase to the extent contributions to the master portfolio do not offset the cash outflows.

8

FEE TABLE

Shareholder Transaction Expenses
Maximum Sales Load (as a percentage of offering price)	None
Dividend Reinvestment and Cash Purchase Plan Fees	None
Early Withdrawal Charge (as a percentage of the lesser of the original purchase price or net asset value at the time of repurchase)(a)	1.0% during the first year and 0.0% thereafter
Annual Expenses (as a percentage of net assets)
Investment Advisory Fees(b)	0.95%
Interest Payments on Borrowed Funds(c)	0.00%
Other Expenses(d)	0.83%
Total Annual Expenses(b)	1.78%

(a)	See “Early Withdrawal Charge”.
(b)	The Trust pays the Investment Adviser an advisory fee of 0.95%. See “Investment Advisory and Administrative Arrangements”. During the fiscal year ended August 31, 2002, the Investment Adviser earned fees of $2,628,649.
(c)	Typically the Trust will borrow only when sufficient cash is otherwise unavailable to satisfy the Fund’s tender offers. See “Borrowings by the Trust”.
(d)	Includes administrative fees, which are payable to the Investment Adviser by the Fund, at the annual rate of 0.40% of average daily net assets. The Investment Adviser or its affiliates also provide certain accounting services to the Fund and the Fund reimburses the Investment Adviser or its affiliates for such services. See “Investment Advisory and Administrative Arrangements—Accounting Services”.

Example
	1 Year		3 Years	5 Years	10 Years
An investor would pay the following expenses on a $1,000 investment assuming (1) total annual expenses of 1.78%, (2) a 5% annual return throughout the periods and (3) tender at the end of the period	$28	*	$56	$96	$209

An investor would pay the following expenses on a $1,000 investment assuming no tender at the end of the period	$18		$56	$96	$209

*	Reflects the early withdrawal charge.

The Fee Table is intended to assist investors in understanding the costs and expenses that a shareholder in the Fund will bear directly or indirectly. The expenses set forth under “Other Expenses” are based on estimated amounts through the end of the Fund’s and the Trust’s current fiscal year. The Example set forth above assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission (the “Commission”) regulations. The Example should not be considered a representation of past or future expenses or annual rates of return, and actual expenses or annual rates of return may be more or less than those assumed for purposes of the Example. Merrill Lynch may charge its customers a processing fee (presently $5.35) for confirming purchases and repurchases. Purchases and repurchases made directly through the Transfer Agent are not subject to the processing fee.

9

FINANCIAL HIGHLIGHTS

Set forth in the table below is the financial information for the Fund for the period March 26, 1999 (commencement of operations) to August 31, 1999 and for the fiscal years ended August 31, 2000, 2001 and 2002. The financial information in the table below was audited in conjunction with the annual audit of the financial statements of the Fund by Deloitte & Touche LLP, independent auditors. Financial statements for the fiscal year ended August 31, 2002 and the independent auditors’ report thereon appear in the Annual Report of the Fund for the fiscal year ended August 31, 2002, which is incorporated by reference herein. Further information about the performance of the Fund is contained in the annual report, which may be obtained, without charge, by writing the Fund at the address on the inside back cover of this Prospectus or by calling (609) 282-2800.

The following per share data and ratios are derived from information provided in the Fund’s financial statements.

	Year Ended August 31,
	2002		2001###	2000		For the Period March 26, 1999† to August 31, 1999
Increase (Decrease) in Net Asset Value
Per Share Operating Performance:
Net asset value, beginning of period	$ 9.55		$ 9.87	$ 10.01		$ 10.00

Investment income — net	.43		.72	.77		.27
Realized and unrealized gain (loss) on investments and from the Trust— net	(.91)		(.32)	(.14)		.01

Total from investment operations	(.48)		.40	.63		.28

Less dividends from investment income — net	(.43)		(.72)	(.77)		(.27)

Net asset value, end of period	$ 8.64		$ 9.55	$ 9.87		$ 10.01

Total Investment Return:**
Based on net asset value per share	(5.32%)		4.25%	6.54	%***	3.02	%#***

Ratios to Average Net Assets:
Expenses, net of reimbursement##	1.78%		1.66%	1.58%		.55	%*

Expenses##	1.78%		1.66%	1.68%		1.77	%*

Investment income — net	4.64%		7.45%	7.80%		6.77	%*

Supplemental Data:
Net assets, end of period (in thousands)	$182,026		$376,240	$442,008		$229,426

Portfolio turnover	36.77	%†††	19.53%††	46.95%		28.49%


*	Annualized.
**	Total investment returns exclude the early withdrawal charge, if any. The Fund is a continuously offered closed-end fund, the shares of which are offered at net asset value. Therefore, no separate market exists for the Fund’s shares.
***	The Fund’s investment adviser voluntarily waived a portion of its management fee. Without such waiver, the Fund’s investment returns would have been lower.
†	Commencement of operations.
††	Portfolio turnover of the Trust for the period October 6, 2000 (commencement of operations of the Trust) to August 31, 2001.
†††	Portfolio turnover of the Trust.
#	Aggregate total investment return.
##	Includes the Fund’s share of the Trust’s allocated expenses.
###	On October 6, 2000, the Fund converted from a stand-alone investment company to a “feeder” fund that seeks to achieve its investment objective by investing all of its assets in the Trust, a mutual fund that has the same investment objective as the Fund. All investments will be made at the Trust level. This structure is sometimes called a “master/feeder” structure.

10

THE FUND

Merrill Lynch Senior Floating Rate Fund II, Inc. is a continuously offered, non-diversified, closed-end management investment company. The Fund was incorporated under the laws of the State of Maryland on February 9, 1999 and is registered under the 1940 Act. The Fund’s principal office is located at 800 Scudders Mill Road, Plainsboro, New Jersey 08536 and its telephone number is (609) 282-2800.

INVESTMENT OBJECTIVE AND POLICIES

The Fund’s investment objective is to provide as high a level of current income and such preservation of capital as is consistent with investment in senior collateralized corporate loans (“corporate loans”) primarily in the form of participation interests, as defined below, in corporate loans made by banks or other financial institutions. It is anticipated that the corporate loans will pay interest at rates that float at a margin above a generally recognized base lending rate such as the prime rate of a designated U.S. bank, or which adjust periodically at a margin above the Certificate of Deposit (“CD”) rate or the London InterBank Offered Rate (“LIBOR”). This is a fundamental policy of the Fund and may not be changed without a vote of a majority of the outstanding shares of the Fund. The Fund currently seeks to achieve its objective by investing its assets in the Trust, a separate closed-end, non-diversified management investment company with the same investment objective as the Fund. There can be no assurance that the investment objective of the Fund will be realized.

Under normal market conditions the Trust will invest at least 80% of its total assets in interests in corporate loans that have floating or variable interest rates. Under normal market conditions, at least 65% of the total assets of the Trust will be invested in floating rate or variable rate loans made to corporate borrowers. Corporate loans to other than corporate borrowers are not counted for purposes of the 65% test, but are counted for purposes of the 80% test. The Trust may invest up to 20% of its total assets in cash or in short-term debt obligations including, but not limited to, U.S. Government and Government agency securities (some of which may not be backed by the full faith and credit of the United States), bank money instruments (such as certificates of deposit and bankers’ acceptances), corporate and commercial obligations (such as commercial paper and medium-term notes) and repurchase agreements. Such short-term debt obligations, which need not be secured, will all be investment grade (rated Baa, P-3 or higher by Moody’s Investors Service, Inc. (“Moody’s”) or BBB, A-3 or higher by Standard & Poor’s (“S&P”) or, if unrated, determined to be of comparable quality in the judgment of the Investment Adviser). Securities rated Baa, BBB, P-3 or A-3 are considered to have adequate capacity for payment of principal and interest, but are more susceptible to adverse economic conditions and, in the case of securities rated BBB or Baa (or comparable unrated securities), have speculative characteristics. Such short term debt securities or cash will not exceed 20% of the Trust’s total assets except during interim periods pending investment of the net proceeds of public offerings of the Trust’s securities and during temporary defensive periods when, in the opinion of the Investment Adviser, suitable corporate loans are not available for investment by the Trust or prevailing market or economic conditions warrant. The Trust also may invest up to 20% of its total assets in senior loans made on an unsecured basis. Investments in unsecured corporate loans will be made on the same basis as investments in corporate loans as described herein, except with respect to collateral requirements. To a limited extent, incidental to and in connection with its lending activities, the Trust also may acquire warrants and other debt and equity securities. The Fund may also acquire other debt and equity securities of the borrower in connection with an amendment, waiver, conversion or exchange of a corporate loan or in connection with a bankruptcy or workout of the borrower.

The Trust has no restrictions on portfolio maturity, but it is anticipated that a majority of the corporate loans in which it will invest will have stated maturities ranging from three to ten years. As a result of prepayments, however, it is expected that the average life of the corporate loans will be in the two to three year range. See “Description of Corporate Loans”.

11

Investment in shares of common stock of the Fund offers several benefits. The Fund offers investors the opportunity to receive current income by investing in a professionally managed portfolio comprised primarily of corporate loans, a type of investment typically not available to individual investors. In managing such portfolio, the Investment Adviser provides the Trust and its shareholders with professional credit analysis and portfolio diversification. The Fund also relieves the investor of the burdensome administrative details involved in managing a portfolio of such investments, if available to individual investors. The benefits are at least partially offset by the expenses involved in operating an investment company. Such expenses primarily consist of the investment advisory fees paid by the Trust, the administrative fees paid by the Fund and other operational costs.

The net asset value of the shares of common stock of an investment company that invests primarily in fixed-income securities changes as the general levels of interest rates fluctuate. When interest rates decline, the value of a fixed-income portfolio can be expected to rise. Conversely, when interest rates rise, the value of a fixed-income portfolio can be expected to decline. The Investment Adviser expects that the Fund will be insulated to a significant degree from net asset value fluctuation caused by rising or falling interest rates, because the Trust’s portfolio will consist primarily of floating and variable rate corporate loans, of fixed rate corporate loans hedged by interest rate swap transactions and of short term instruments. For these reasons, the Investment Adviser expects the value of the Trust’s portfolio to fluctuate significantly less as a result of interest rate changes than would a portfolio of fixed rate obligations. However, because variable interest rates only reset periodically, the value of the Trust’s portfolio may fluctuate from time to time in the event of an imperfect correlation between either the interest rates on variable rate loans in the Trust’s portfolio or the variable interest rates on notional amounts in interest rate swap transactions, and prevailing interest rates. Also, a sudden and extreme increase in prevailing interest rates may cause a decline in the value of the Trust’s portfolio. Conversely, a sudden and extreme decline in interest rates could result in an increase in the value of the Trust’s portfolio. Most importantly, however, a decline in the credit quality or financial condition of the borrowers in which the Trust has invested may result in a decrease in the value of the Trust’s portfolio. A decline in the credit quality or financial condition of a borrower may lead to a default on the corporate loan held by the Trust. A serious deterioration in the credit quality or financial condition of a borrower could cause a permanent decrease in the value of the Trust’s portfolio. Furthermore, volatility in the capital markets and other adverse market conditions may cause a decline in the value of the Trust’s portfolio. Given that the Trust uses market prices to value many of its corporate loan investments, any decrease in the value of the corporate loans held by the Trust (permanent or otherwise) will result in a decrease in the Trust’s (and consequently the Fund’s) net asset value.

Non-Diversified Status. The Trust is classified as non-diversified within the meaning of the 1940 Act, which means that the Trust is not limited by such Act in the proportion of its assets that it may invest in securities of a single issuer. However, the Trust’s investments will be limited so as to qualify the Fund as a “regulated investment company” for purposes of the federal tax laws. See “Taxes”. To qualify, among other requirements, the Trust will limit its investments so that, at the close of each quarter of the taxable year, (i) not more than 25% of the market value of the Trust’s total assets will be invested in the securities (other than U.S. Government securities) of a single issuer and (ii) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities (other than U.S. Government securities) of a single issuer. A fund that elects to be classified as “diversified” under the 1940 Act must satisfy the foregoing 5% requirement with respect to 75% of its total assets. To the extent that the Trust assumes large positions in the securities of a small number of issuers, the Trust’s (and consequently the Fund’s) net asset value may fluctuate to a greater extent than that of a diversified company as a result of changes in the financial condition or in the market’s assessment of the issuers.

12

Master/Feeder Structure

The Fund is a “feeder” fund that invests its assets in the Trust. Investors in the Fund will acquire an indirect interest in the Trust. The Trust may accept investments from other feeder funds, and all the feeders of the Trust bear the portfolio’s expenses in proportion to their assets. This structure may enable the Fund to reduce costs through economies of scale. A larger master portfolio also may reduce certain transaction costs to the extent that contributions to and redemptions from the master portfolio from different feeders may offset each other and produce a lower net cash flow. However, each feeder can set its own transaction minimums, feeder-specific expenses, and other conditions. This means that one feeder could offer access to the Trust on more attractive terms, or could experience better performance, than another feeder. Information about other feeders in the Trust is available by calling 1-800-637-3863. Whenever the Trust holds a vote of its feeder funds, the Fund will pass the vote through to its own shareholders. Smaller feeder funds in the Trust may be harmed by the actions of larger feeder funds. For example, a larger feeder fund could have more voting power than the Fund over the operations of the master portfolio. The Fund may withdraw from the Trust at any time and may invest its assets in another pooled investment vehicle or retain an investment adviser to manage the Fund’s assets directly.

Description of Corporate Loans

The corporate loans in which the Trust invests primarily consist of direct obligations of a borrower undertaken to finance the growth of the borrower’s business, internally or externally, or to finance a capital restructuring. Corporate loans may also include debtor in possession financings pursuant to Chapter 11 of the U.S. Bankruptcy Code and obligations of a borrower issued in connection with a restructuring pursuant to Chapter 11 of the U.S. Bankruptcy Code. A significant portion of such corporate loans are highly leveraged loans such as leveraged buy-out loans, leveraged recapitalization loans and other types of acquisition loans. Such corporate loans may be structured to include both term loans, which are generally fully funded at the time of the Trust’s investment, and revolving credit facilities or delayed draw term loans, which would require the Trust to make additional investments in the corporate loans as required under the terms of the credit facility. Such corporate loans may also include receivables purchase facilities, which are similar to revolving credit facilities secured by a borrower’s receivables. Corporate loans generally are issued in the form of senior syndicated loans, but the Trust also may invest from time to time in privately placed notes, credit-linked notes, structured notes or other instruments with credit and pricing terms which are, in the opinion of the Investment Adviser, consistent with investments in senior collateralized loan obligations. The Trust may invest without limitation in highly leveraged corporate loans that are rated below investment grade or that are unrated but of similar credit quality. See “Risk Factors and Special Considerations”.

The Trust may invest in corporate loans that are made to non-U.S. borrowers, provided that the loans are U.S. dollar-denominated or otherwise provide for payment in U.S. dollars, and any such borrower meets the credit standards established by the Investment Adviser for U.S. borrowers. The Trust similarly may invest in corporate loans made to U.S. borrowers with significant non-dollar denominated revenues, provided that the loans are U.S. dollar-denominated or otherwise provide for payment to the Trust in U.S. dollars. In all cases where the corporate loans are not denominated in U.S. dollars, the corporate loan facility will provide for payments to the lenders, including the Trust, in U.S. dollars pursuant to foreign currency swap arrangements. Loans to such non-U.S. borrowers or U.S. borrowers may involve risks not typically involved in domestic investment, including fluctuation in foreign exchange rates, future foreign political and economic developments, and the possible imposition of exchange controls or other foreign or U.S. governmental laws or restrictions applicable to such loans. With respect to certain foreign countries, there is the possibility of expropriation or confiscatory taxation, political or social instability, or diplomatic developments which could affect the Trust’s investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably

13

from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payment position. In addition, information with respect to non-U.S. borrowers may differ from that available with respect to U.S. borrowers, since foreign companies are not generally subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. borrowers.

The corporate loans in which the Trust invests, in many instances, hold the most senior position in the capitalization structure of the borrower, and, in each case, in the judgment of the Investment Adviser, are in the category of senior debt of the borrower. Each corporate loan is secured by collateral that the Investment Adviser believes to have a market value, at the time of the Trust’s investment in the corporate loan, which equals or exceeds the principal amount of the corporate loan. The Investment Adviser will value the collateral by methods that may include reference to a borrower’s financial statements, an independent appraiser, comparison to market comparables or by obtaining the market value of such collateral if it is readily ascertainable. In the event of a default, however, the ability of the lender to have access to the collateral may be limited by bankruptcy and other insolvency laws. The value of the collateral may decline below the amount of the corporate loan subsequent to the Trust’s investment in the loan. Under certain circumstances, the collateral is released with the consent of the agent bank and co-lenders or pursuant to the terms of the underlying credit agreement with the borrower. There is no assurance that the liquidation of the collateral will satisfy the borrower’s obligation in the event of nonpayment of scheduled interest or principal, or that the collateral could be readily liquidated. As a result, the Trust might not receive payments to which it is entitled and thereby may experience a decline in the value of the investment and, possibly, the Trust’s (and consequently the Fund’s) net asset value.

In the case of highly leveraged loans, a borrower generally is required to pledge collateral that may include (i) working capital assets, such as accounts receivable and inventory, (ii) tangible fixed assets, such as real property, buildings and equipment, (iii) intangible assets, such as trademarks, copyrights and patent rights and/or (iv) security interests in securities of subsidiaries or affiliates. Collateral also may include guarantees or other credit support by subsidiaries or affiliates. In some cases, the only collateral for the corporate loan is the stock of the borrower and/or its subsidiaries and affiliates. To the extent such a corporate loan is secured by stock of the borrower and/or its subsidiaries and affiliates, such stock may lose all of its value in the event of a bankruptcy or insolvency of the borrower. In the case of corporate loans to privately held companies, the companies’ owners may provide additional credit support in the form of guarantees and/or pledges of other securities that they own.

In the case of project finance loans, the borrower is generally a special purpose entity that pledges undeveloped land and other non-income producing assets as collateral and obtains construction completion guaranties from third parties, such as the project sponsor. Project finance credit facilities typically provide for payment of interest from escrowed funds during a scheduled construction period, and for the pledge of current and fixed assets after the project is constructed and becomes operational. During the construction period, however, the lenders bear the risk that the project will not be constructed in a timely manner, or will exhaust project funds prior to completion. In such an event, the lenders may need to take legal action to enforce the completion guaranties, or may need to lend more money to the project on less favorable financing terms, or may need to liquidate the undeveloped project assets. There can be no assurance in any of such cases that the lenders will recover all of their invested capital.

The rate of interest payable on floating or variable rate corporate loans is established as the sum of a base lending rate plus a specified margin. These base lending rates generally are the Prime Rate of a designated U.S. bank, LIBOR, the CD rate or another base lending rate used by commercial lenders. The interest rate on Prime Rate-based corporate loans floats daily as the Prime Rate changes, while the interest rate on LIBOR-based and

14

CD-based corporate loans is reset periodically, typically every 30 days to one year. Certain of the floating or variable rate corporate loans in which the Trust invests permit the borrower to select an interest rate reset period of up to one year. A portion of the Trust’s portfolio may be invested in corporate loans with interest rates that are fixed for the term of the loan. Investment in corporate loans with longer interest rate reset periods or fixed interest rates may increase fluctuations in the Trust’s (and consequently the Fund’s) net asset value as a result of changes in interest rates. However, the Trust attempts to hedge all of its fixed rate corporate loans against fluctuations in interest rates by entering into interest rate swap transactions. The Trust attempts to maintain a portfolio of corporate loans that have a dollar weighted average period to the next interest rate adjustment of no more than 90 days.

The Trust may receive and/or pay certain fees in connection with its lending activities. These fees are in addition to interest payments received and may include facility fees, commitment fees, amendment and waiver fees, commissions and prepayment fees. When the Trust buys a corporate loan it may receive a facility fee, and when it sells a corporate loan, it may pay a facility fee. In certain circumstances, the Trust may receive a prepayment fee on the prepayment of a corporate loan by a borrower. In connection with the acquisition of corporate loans, the Trust also may acquire warrants and other debt and equity securities of the borrower or its affiliates. The acquisition of such debt and equity securities will only be incidental to the Trust’s purchase of an interest in a corporate loan. The Fund may also acquire other debt and equity securities of the borrower in connection with an amendment, waiver, conversion or exchange of a corporate loan or in connection with a bankruptcy or workout of the borrower.

The Trust invests in a corporate loan only if, in the Investment Adviser’s judgment, the borrower can meet debt service on such loan. In addition, the Investment Adviser will consider other factors deemed by it to be appropriate to the analysis of the borrower and the corporate loan. Such factors include financial ratios of the borrower such as pre-tax interest coverage, leverage ratios, the ratio of cash flows to total debt and the ratio of tangible assets to debt. In its analysis of these factors, the Investment Adviser also will be influenced by the nature of the industry in which the borrower is engaged, the nature of the borrower’s assets and the Investment Adviser’s assessments of the general quality of the borrower.

The primary consideration in selecting such corporate loans for investment by the Trust is the creditworthiness of the borrower. The Investment Adviser performs its own independent credit analysis of the borrower in addition to utilizing information prepared and supplied by the agent bank, co-lender or participant (each defined below) from whom the Trust purchases its participation interest in a corporate loan. The Investment Adviser’s analysis continues on an ongoing basis for any corporate loans in which the Trust has invested. Although the Investment Adviser uses due care in making such analysis, there can be no assurance that such analysis will disclose factors that may impair the value of the corporate loan.

Corporate loans made in connection with highly leveraged transactions are subject to greater credit risks than other corporate loans in which the Trust may invest. These credit risks include a greater possibility of default or bankruptcy of the borrower and the assertion that the pledging of collateral to secure the loan constituted a fraudulent conveyance or preferential transfer which can be nullified or subordinated to the rights of other creditors of the borrower under applicable law.

The secondary market for trading of corporate loans continues to develop and mature. One of the effects of a more active and liquid secondary market, however, is that a corporate loan may trade at a premium or discount to the principal amount, or par value, of the loan. There are many factors that influence the market value of a corporate loan, including technical factors relating to the operation of the loan market, supply and demand conditions, market perceptions about the credit quality or financial condition of the borrower or more general concerns about the industry in which the borrower operates. The Trust participates in this secondary market for

15

corporate loans, purchasing and selling loans that may trade at a premium or discount to the par value of the loan. The Trust may invest in corporate loans that trade at a discount to the principal amount of the loan (“discount loans”); provided, that the investment is made on the basis of the loan’s current yield, and not on the basis of the loan’s potential for capital appreciation. In addition, at the time of the Trust’s investment in the discount loan, the borrower cannot be in payment default on the loan or subject to bankruptcy or insolvency proceedings, and the borrower must, in the Investment Adviser’s judgment, be able to continue to meet debt service on the loan. The investment in the discount loan must also be consistent with the investment criteria and credit standards applied by the Investment Adviser to loans purchased at par value.

The Trust does not have a policy with regard to minimum ratings for corporate loans in which it may invest. Investments in corporate loans are based primarily on the Investment Adviser’s independent credit analyses of a particular borrower. Moreover, the Investment Adviser does not regard the ratings of other publicly held securities of a borrower to be relevant to its investment considerations. See “Appendix—Ratings of Securities”. The following table sets forth the percentage of market value, by Moody’s rating category, of the corporate loans held by the Fund as of August 31, 2002:

Rated Obligations	88.04%
(Baa: 0.66%; Ba: 46.02%; B: 37.76%; Caa: 3.6%)
Unrated Obligations	11.96%

A borrower must comply with various restrictive covenants contained in any credit agreement between the borrower and the lending syndicate. Such covenants, in addition to requiring the scheduled payment of interest and principal, may include restrictions on dividend payments and other distributions to stockholders, provisions requiring the borrower to maintain specific financial ratios or relationships, limits on total debt and restrictions on the borrower’s ability to pledge its assets. In addition, the corporate loan agreement may contain a covenant requiring the borrower to prepay the corporate loan with any excess cash flow. Excess cash flow generally includes net cash flow after scheduled debt service payments and permitted capital expenditures, among other things, as well as the proceeds from asset dispositions or sales of securities. A breach of a covenant (after giving effect to any cure period) which is not waived by the agent bank and the lending syndicate normally is an event of default (i.e., the agent bank has the right to call the outstanding corporate loan).

It is expected that a majority of the corporate loans will have stated maturities ranging from three to ten years. However, such corporate loans usually require, in addition to scheduled payments of interest and principal, the prepayment of the corporate loan from excess cash flow, as discussed above, and typically permit the borrower to prepay at its election. The degree to which borrowers prepay corporate loans, whether as a contractual requirement or at their election, may be affected by general business conditions, the financial condition of the borrower and competitive conditions among lenders, among other factors. Accordingly, prepayments cannot be predicted with accuracy. Upon a prepayment, the Trust may receive both a prepayment fee from the prepaying borrower and a facility fee on the purchase of a new corporate loan with the proceeds from the prepayment of the former. Such fees may mitigate any adverse impact on the yield on the Trust’s portfolio which may arise as a result of prepayments and the reinvestment of such proceeds in corporate loans bearing lower interest rates.

Loans to non-U.S. borrowers or to U.S. borrowers with significant non-U.S. dollar-denominated revenues may provide for conversion of all or part of the loan from a U.S. dollar-denominated obligation into a foreign currency obligation at the option of the borrower. The Trust may invest in corporate loans that were converted into non-U.S. dollar-denominated obligations only when the corporate loan facility provides for payments to the

16

lenders in U.S. dollars pursuant to foreign currency swap arrangements. Foreign currency swaps involve the exchange by the lenders, including the Trust, with another party (the “counterparty”) of the right to receive the currency in which the loan is denominated for the right to receive U.S. dollars. The Trust will enter into a transaction subject to a foreign currency swap only if, at the time of entering into such swap, the outstanding debt obligations of the counterparty are investment grade (i.e., rated BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody’s, or determined to be of comparable quality in the judgment of the Investment Adviser). The amounts of U.S. dollar payments to be received by the lenders and the foreign currency payments to be received by the counterparty are fixed at the time the swap arrangement is entered into. Accordingly, the swap protects the Trust from fluctuations in exchange rates and locks in the right to receive payments under the loan in a predetermined amount of U.S. dollars. If there is a default by the counterparty, the Trust will have contractual remedies pursuant to the swap arrangements; however, the U.S. dollar value of the Trust’s right to foreign currency payments under the loan will be subject to fluctuations in the applicable exchange rate to the extent that a replacement swap arrangement is unavailable or the Trust is unable to recover damages from the defaulting counterparty. If the borrower defaults on or prepays the underlying corporate loan, the Trust may be required pursuant to the swap arrangements to compensate the counterparty to the extent of fluctuations in exchange rates adverse to the counterparty. In the event of such a default or prepayment, an amount of cash or liquid debt securities having an aggregate net asset value at least equal to the amount of compensation that must be paid to the counterparty pursuant to the swap arrangements will be maintained in a segregated account by the Trust’s custodian.

Description of Participation Interests

A corporate loan in which the Trust may invest typically is originated, negotiated and structured by a syndicate of lenders (“co-lenders”) consisting of commercial banks, thrift institutions, insurance companies, finance companies or other financial institutions one or more of which administers the Loan on behalf of the syndicate (the “agent bank”). Co-lenders may sell corporate loans to third parties called “participants”. The Trust invests in a corporate loan either by participating as a co-lender at the time the loan is originated or by buying an interest in the corporate loan from a co-lender or a participant. Co-lenders and participants interposed between the Trust and a borrower, together with agent banks, are referred to herein as “intermediate participants”.

The Trust may invest in a corporate loan at origination as a co-lender or by acquiring in the secondary market participations in, assignments of or novations of a corporate loan (collectively, “participation interests”). In a novation, the Trust accepts all of the rights of the intermediate participants in a corporate loan, including the right to receive payments of principal and interest and other amounts directly from the borrower and to enforce its rights as a lender directly against the borrower and assumes all of the obligations of the intermediate participants, including any obligations to make future advances to the borrower. As a result, therefore, the Trust has the status of a co-lender. As an alternative, the Trust may purchase an assignment of all or a portion of an intermediate participant’s interest in a corporate loan, in which case the Trust is required generally to rely on the assigning lender to demand payment and enforce its rights against the borrower but would otherwise be entitled to all of such lender’s rights in the corporate loan. The Trust also may purchase a participation in a portion of the rights of an intermediate participant in a corporate loan by means of a participation agreement with such intermediate participant. A participation in the rights of an intermediate participant is similar to an assignment in that the intermediate participant transfers to the Trust all or a portion of an interest in a corporate loan. Unlike an assignment, however, a participation does not establish any direct relationship between the Trust and the borrower. In such a case, the Trust is required to rely on the intermediate participant that sold the participation

17

not only for the enforcement of the Trust’s rights against the borrower but also for the receipt and processing of payments due to the Trust under the corporate loans. The Trust will not act as an agent bank, guarantor, sole negotiator or sole structuror with respect to a corporate loan.

Because it may be necessary to assert through an intermediate participant such rights as may exist against the borrower, in the event the borrower fails to pay principal and interest when due, the Trust may be subject to delays, expenses and risks that are greater than those that would be involved if the Trust could enforce its rights directly against the borrower. Moreover, under the terms of a participation, the Trust may be regarded as a creditor of the intermediate participant (rather than of the borrower), so that the Trust may also be subject to the risk that the intermediate participant may become insolvent. Similar risks may arise with respect to the agent bank, as described below. Further, in the event of the bankruptcy or insolvency of the borrower, the obligation of the borrower to repay the corporate loan may be subject to certain defenses that can be asserted by such borrower as a result of improper conduct by the agent bank or intermediate participant. The Trust invests in corporate loans only if, at the time of investment, the outstanding debt obligations of the agent bank and any intermediate participant from whom the Trust purchases a participation interest are investment grade (i.e., rated BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody’s, or determined to be of comparable quality in the judgment of the Investment Adviser).

The Trust will concentrate its investments in the securities of issuers in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies solely because the issuer of a corporate loan may be deemed to include not only the borrower under a credit agreement, but also the agent bank and any intermediate participant as well. As a result, the Trust is subject to certain risks associated with such institutions. Banking and thrift institutions are subject to extensive governmental regulations which may limit both the amounts and types of loans and other financial commitments that such institutions may make and the interest rates and fees that such institutions may charge. The profitability of these institutions is largely dependent on the availability and cost of capital funds, and has shown significant recent fluctuation as a result of volatile interest rate levels. In addition, general economic conditions are important to the operations of these institutions, with exposure to credit losses resulting from possible financial difficulties of borrowers potentially having an adverse effect. Insurance companies also are affected by economic and financial conditions and are subject to extensive government regulation, including rate regulation. The property and casualty industry is cyclical, being subject to dramatic swings in profitability which can be affected by natural catastrophes and other disasters. Individual companies may be exposed to material risks, including reserve inadequacy, latent health exposure and inability to collect from their reinsurance carriers. The financial services area is currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear. In this regard, recent business combinations have included banking institutions, insurance, finance and securities brokerage under single ownership.

In a typical corporate loan, the agent bank administers the terms of the credit agreement and is responsible for the collection of principal and interest and fee payments from the borrower and the apportionment of these payments to the credit of all lenders which are parties to the credit agreement. The Trust generally relies on the agent bank or an intermediate participant to collect its portion of the payments on the corporate loan. Furthermore, the Trust generally relies on the agent bank to use appropriate creditor remedies against the borrower. Typically, under credit agreements, the agent bank is given broad discretion in enforcing the credit agreement, and is obligated to use only the same care it would use in the management of its own property. The borrower compensates the agent bank for these services. Such compensation may include special fees paid on structuring and funding the corporate loan and other fees paid on a continuing basis.

18

In the event that an agent bank becomes insolvent, or has a receiver, conservator, or similar official appointed for it by the appropriate bank regulatory authority or becomes a debtor in a bankruptcy proceeding, assets held by the agent bank under the credit agreement should remain available to holders of corporate loans. If, however, assets held by the agent bank for the benefit of the Trust were determined by an appropriate regulatory authority or court to be subject to the claims of the agent bank’s general or secured creditors, the Trust might incur certain costs and delays in realizing payment on a corporate loan or suffer a loss of principal and/or interest. In situations involving intermediate participants similar risks may arise, as described above.

The Trust may have certain obligations pursuant to a credit agreement, which may include the obligation to make future advances to the borrower in connection with revolving credit facilities in certain circumstances. The Trust currently intends to reserve against such contingent obligations by segregating sufficient investments in high quality, short-term, liquid instruments. The Trust will not invest in corporate loans that would require the Trust to make any additional investments in connection with such future advances if such commitments would exceed 20% of the Trust’s total assets or would cause the Trust to fail to meet the diversification requirements described under “Investment Objective and Policies”.

Illiquid Securities

Certain corporate loans may not be readily marketable and may be subject to restrictions on resale. Although the market for corporate loans has developed significantly during recent years, certain of the corporate loans in which the Trust invests may not have the liquidity of conventional debt securities traded in the secondary market and may be considered illiquid. The Trust has no limitation on the amount of its investments which are not readily marketable or are subject to restrictions on resale. Such investments, which may be considered illiquid, may affect the Trust’s ability to realize the net asset value in the event of a voluntary or involuntary liquidation of its assets. To the extent that such investments are illiquid, the Trust may have difficulty disposing of portfolio securities in order to purchase shares of its common stock pursuant to tender offers, if any. The Board of Directors of the Fund will consider the liquidity of the Trust’s portfolio securities in determining whether a tender offer should be made by the Fund. See “Net Asset Value” for information with respect to valuation of illiquid corporate loans.

Other Investment Policies

The Trust has adopted certain other policies as set forth below:

Borrowing. The Trust is authorized to borrow money in amounts of up to 33 1/3% of the value of its total assets at the time of such borrowings. Borrowings by the Trust (commonly known as “leveraging”) create an opportunity for greater total return but, at the same time, increase exposure to capital risk. In addition, borrowed funds are subject to interest costs that may offset or exceed the return earned on the borrowed funds. See “Borrowings by the Trust”.

Repurchase Agreements. The Trust may enter into repurchase agreements with respect to its permitted investments but currently intends to do so only with member banks of the Federal Reserve System or with primary dealers in U.S. Government securities. Under a repurchase agreement the Trust buys a security at one price and simultaneously promises to sell that same security back to the seller at a higher price. The Trust’s repurchase agreements will provide that the value of the collateral underlying the repurchase agreement will always be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement, and will be marked to market daily. The repurchase date usually is within seven days of the original

19

purchase date. Repurchase agreements are deemed to be loans under the 1940 Act. In all cases, the Investment Adviser must be satisfied with the creditworthiness of the other party to the agreement before entering into a repurchase agreement. In the event of the bankruptcy (or other insolvency proceeding) of the other party to a repurchase agreement, the Trust might experience delays in recovering its cash. To the extent that, in the meantime, the value of the securities the Trust purchases may have declined, the Trust could experience a loss.

Securities Lending. The Trust may lend securities with a value not exceeding 33 1/3% of its total assets or the limit prescribed by applicable law to banks, brokers and other financial institutions. In return, the Trust receives collateral in cash or securities issued or guaranteed by the U.S. Government, which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The Trust maintains the ability to obtain the right to vote or consent on proxy proposals involving material events affecting securities loaned. The Trust receives the income on the loaned securities. Where the Trust receives securities as collateral, the Trust receives a fee for its loans from the borrower and does not receive the income on the collateral. Where the Trust receives cash collateral, it may invest such collateral and retain the amount earned, net of any amount rebated to the borrower. As a result, the Trust’s yield may increase. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions. The Trust is obligated to return the collateral to the borrower at the termination of the loan. The Trust could suffer a loss in the event the Trust must return the cash collateral and there are losses on investments made with the cash collateral. In the event the borrower defaults on any of its obligations with respect to a securities loan, the Trust could suffer a loss where there are losses on investments made with the cash collateral or, where the value of the securities collateral falls below the market value of the borrowed securities. The Trust could also experience delays and costs in gaining access to the collateral. The Trust may pay reasonable finder’s, lending agent, administrative and custodial fees in connection with its loans. The Trust has received an exemptive order from the Commission permitting it to lend portfolio securities to Merrill Lynch or its affiliates and to retain an affiliate of the Trust as lending agent. See “Portfolio Transactions.”

“When Issued” and “Delayed Delivery” Transactions. The Trust also may purchase and sell interests in corporate loans and other portfolio securities on a “when issued” and “delayed delivery” basis. No income accrues to the Trust on such interests or securities in connection with such transactions prior to the date the Trust actually takes delivery of such interests or securities. These transactions are subject to market fluctuation; the value of the interests in corporate loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such interests or securities when delivery occurs may be higher than yields on the interests or securities obtained pursuant to such transactions. Because the Trust relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Trust missing the opportunity of obtaining a price or yield considered to be advantageous. When the Trust is the buyer in such a transaction, however, it will maintain, in a segregated account with its custodian, cash or liquid securities having an aggregate value equal to the amount of such purchase commitments until payment is made. The Trust will make commitments to purchase such interest or securities on such basis only with the intention of actually acquiring these interests or securities, but the Trust may sell such interests or securities prior to the settlement date if such sale is considered to be advisable. To the extent the Trust engages in “when issued” and “delayed delivery” transactions, it will do so for the purpose of acquiring interests or securities for the Trust’s portfolio consistent with the Trust’s investment objective and policies and not for the purpose of investment leverage. No specific limitation exists as to the percentage of the Trust’s assets which may be used to acquire securities on a “when issued” or “delayed delivery” basis.

20

Interest Rate Hedging Transactions

The Trust may hedge all or a portion of its portfolio investments against fluctuations in interest rates by entering into interest rate hedging transactions. While the Trust’s use of hedging strategies is intended to further the Trust’s investment objective, there can be no assurance that the Trust’s interest rate hedging transactions will be effective. Suitable hedging instruments may not be available on a timely basis and on acceptable terms. Furthermore, the Trust has no obligation to enter into interest rate hedging transactions and may only be engaged in interest rate hedging transactions from time to time and may not necessarily engage in hedging transactions when moves in interest rates occur.

Certain Federal income tax requirements may limit the Trust’s ability to engage in interest rate hedging transactions. Gains from transactions in interest rate hedges distributed to shareholders are taxable as ordinary income or, in certain circumstances, as long-term capital gains to shareholders. See “Taxes”.

The Trust expects to enter into interest rate hedging transactions primarily to preserve a return or spread on a particular investment or portion of its portfolio or to protect against any increase in the price of securities the Trust anticipates purchasing at a later date. The Trust also attempts to enter into interest rate hedging transactions to hedge all of its fixed rate corporate loans against fluctuations in interest rates. The Trust may enter into interest rate hedges on either an asset-based or liability-based basis, depending on whether it is hedging its assets or its liabilities. Typically, the parties with which the Trust enters into interest rate hedging transactions are broker-dealers and other financial institutions.

The interest rate hedging transactions in which the Trust may engage include interest rate swaps involving the exchange by the Trust with another party of their respective commitments to pay or receive interest, such as an exchange of fixed rate payments for floating rate payments. For example, if the Trust holds a corporate loan with an interest rate that is reset only once each year, it may swap the right to receive interest at this fixed rate for the right to receive interest at a rate that is reset every week. This enables the Trust to offset a decline in the value of the corporate loan due to rising interest rates, but would also limit its ability to benefit from falling interest rates. Conversely, if the Trust holds a corporate loan with an interest rate that is reset every week and it would like to lock in what it believes to be a high interest rate for one year, it may swap the right to receive interest at this variable weekly rate for the right to receive interest at a rate that is fixed for one year. Such a swap would protect the Trust from a reduction in yield due to falling interest rates, but would preclude it from taking full advantage of rising interest rates.

The Trust also may engage in interest rate hedging transactions in the form of purchasing or selling interest rate caps or floors. The Trust will not sell interest rate caps or floors that it does not own. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest equal to the difference of the index and the predetermined rate on a notional principal amount (the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs) from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The Trust will not enter into caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Trust.

Inasmuch as these interest rate hedging transactions are entered into for good faith hedging purposes, the Investment Adviser believes that such obligations do not constitute senior securities and, accordingly, will not treat them as being subject to its borrowing restrictions. The Trust usually enters into interest rate swaps on a net basis, i.e., the two payment streams are netted out, with the Trust receiving or paying, as the case may be, only

21

the net amount of the two payments. The net amount of the excess, if any, of the Trust’s obligations over its entitlements with respect to each interest rate swap will be accrued on a daily basis, and an amount of cash or liquid debt securities having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by the Trust’s custodian. If the interest rate swap transaction is entered into on other than a net basis, the full amount of the Trust’s obligations will be accrued on a daily basis, and the full amount of the Trust’s obligations will be maintained in a segregated account by the Trust’s custodian. The Trust will not enter into any interest rate hedging transaction unless the Investment Adviser considers the credit quality of the unsecured senior debt or the claims-paying ability of the other party thereto to be investment grade. If there is a default by the other party to such a transaction, the Trust will have contractual remedies pursuant to the agreements related to the transaction but such remedies may be subject to bankruptcy and insolvency laws which could affect the Trust’s rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid in comparison with other similar instruments traded in the interbank market. Interest rate caps and floors are more recent innovations and they are less liquid than swaps. There can be no assurance, however, that the Trust will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Investment Adviser believes are advantageous to the Trust. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance the Trust will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.

The use of interest rate hedges is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Investment Adviser is incorrect in its forecasts of market values, interest rates and other applicable factors, the investment performance of the Trust would diminish compared with what it would have been if these investment techniques were not used.

There is no limit on the amount of interest rate hedging transactions that may be entered into by the Trust. These transactions do not involve the delivery of securities or other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate hedges is limited to the net amount of interest payments that the Trust is contractually obligated to make. If the corporate loan underlying an interest rate swap is prepaid and the Trust continues to be obligated to make payments to the other party to the swap, the Trust would have to make such payments from another source. If the other party to an interest rate swap defaults, the Trust’s risk of loss consists of the net amount of interest payments that the Trust contractually is entitled to receive. Since interest rate transactions are individually negotiated, the Investment Adviser expects to achieve an acceptable degree of correlation between the Trust’s rights to receive interest on participation interests and its rights and obligations to receive and pay interest pursuant to interest rate swaps.

BORROWINGS BY THE TRUST

The Trust may borrow money representing up to approximately 33 1/3%, or issue shares of preferred stock representing up to approximately 50%, of the Trust’s total assets immediately after such borrowing or issuance. There can be no assurance, however, that money will actually be borrowed or that preferred stock representing such percentage of the Trust’s capital will actually be issued. Borrowings by the Trust or the issuance of the preferred stock will result in leveraging of the common stock. The Trust at times may borrow from affiliates of the Investment Adviser, provided that the terms of such borrowings are no less favorable than those available from comparable sources of funds in the marketplace. Borrowings from an affiliate of the Investment Adviser will result in the payment of fees and interest on borrowed funds to the affiliate by the Trust.

22

Borrowings to Finance Tender Offers

The Trust may borrow money to finance the purchase of shares of its common stock pursuant to tender offers.

The Trust, along with certain other investment companies advised by the Investment Adviser or an affiliate investment adviser, has entered into a joint committed line of credit with a syndicate of banks and an administrative agent (the “Facility”). The Facility enables the Trust to borrow up to the lesser of (i) the maximum amount the Trust is permitted to borrow under applicable law and its investment restrictions or (ii) $1,000,000,000 less the aggregate principal amount outstanding for all borrowings by all of the borrowers under the Facility at an annual rate of interest, at the Trust’s option, equal to (i) the sum of the Federal funds rate plus 0.50% or (ii) the alternate base rate (i.e., the higher of (x) the Federal funds rate plus 0.50% and (y) the rate publicly announced by Bank One, NA as its “prime rate”). Interest on borrowings that bear interest at the Federal funds rate is calculated on the basis of a year of 360 days for the actual number of days elapsed and interest on borrowings that bear interest at the prime rate is calculated on the basis of a year of 365/366 days for the actual number of days elapsed. Interest is payable in arrears on the last day of each calendar quarter and on the termination of the commitments. The Trust agrees to pay to the administrative agent for the account of the syndicate of banks a fee (the “Commitment Fee”) for the period from and including the date the Trust became a party to the Facility to, but excluding, the date of the expiration or other termination of the commitments, equal to 0.09% per annum of the Trust’s pro rata share of the unused portion of the commitments, payable quarterly in arrears on the 15th day of each April, July, October and January of each year and on the date of the expiration or other termination of the commitment. The Commitment Fee is calculated on the basis of a 360-day year for the actual number of days elapsed. Each loan must be repaid at the earlier of (i) 60 days from the borrowing date of such loan and (ii) the termination of the commitments. Borrowings under the Facility, if any, may be repaid with the proceeds of portfolio investments sold by the Trust subsequent to the expiration date of a tender offer. The Trust may borrow under the Facility to fund the repurchase of shares tendered in a tender offer and other lawful purposes.

The terms of the Facility may be modified by written agreement of all or a specific number of the parties thereto. The Facility requires the Trust to maintain an asset coverage ratio (defined as the ratio that is the total assets of the Trust less (i) total liabilities of the Trust (other than any loans of the Trust under the Facility and any accrued interest thereon) and (ii) the value of assets of the Trust subject to liens bears to the aggregate amount of debt of the Trust) of not less than 3 to 1. During the term of the Facility, the Trust may not incur indebtedness except for indebtedness incurred under the Facility, in connection with portfolio investments and investment techniques permitted under the 1940 Act and consistent with the Trust’s investment objectives and policies stated herein and for overdrafts extended by the custodian. Additionally, during the term of the Facility, the Fund is restricted with respect to the declaration or payment of dividends and the repurchase of shares pursuant to tender offers. Pursuant to such agreement, as long as certain defaults have not occurred and are not continuing under the Facility, the Fund may (i) make its periodic dividend payments to shareholders in an amount not in excess of its net investment income (and net realized capital gains not previously distributed to shareholders) for such period, (ii) distribute each year all of its net investment income (including net realized capital gains) so that it will not be subject to tax under the Federal tax laws and (iii) repurchase its shares pursuant to tender offers.

Other Borrowings

The Trust also may incur borrowings and/or issue preferred stock for the purpose of acquiring additional income-producing investments when the Investment Adviser believes that the interest and other costs with respect to such borrowings will be exceeded by the anticipated return on such investments. The amount of any

23

such borrowing or issuance will depend on market or economic conditions existing at that time. Although the Trust is authorized to borrow money to finance the purchase of investments, the Trust does not currently anticipate doing so.

Capital raised through leverage will be subject to interest costs or dividend payments which may or may not exceed the interest on the assets purchased. The Trust also may be required to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements will increase the cost of borrowing over the stated interest rate. Certain types of borrowings may result in the Fund and the Trust each being subject to covenants in credit agreements, including covenants governing the Trust’s asset coverage and portfolio composition requirements and additional covenants that may affect the Fund’s ability to pay dividends and distributions on the common stock in certain instances. Borrowings having priority over the Trust’s common beneficial interests create an opportunity for greater income per share of the Fund’s common stock, but at the same time such borrowing or issuance is a speculative technique in that it will increase the Trust’s exposure to capital risk. Such risks may be reduced through the use of borrowings and preferred stock that have floating rates of interest. Unless the income and appreciation, if any, on assets acquired with borrowed funds or offering proceeds exceeds the cost of borrowing, the use of leverage will diminish the investment performance of the Trust compared with what it would have been without leverage.

The Trust’s willingness to borrow money to finance the purchase of additional investments, and the Trust’s willingness to issue preferred stock, will depend on many factors, the most important of which are investment outlook, market conditions and interest rates. Successful use of a leveraging strategy depends on the Investment Adviser’s ability to predict correctly interest rates and market movements, and there is no assurance that a leveraging strategy will be successful during any period in which it is employed.

Suitability

The economic benefit of an investment in the Fund depends upon many factors beyond the control of the Fund, the Investment Adviser and its affiliates. Because of its emphasis on corporate loans, the Fund should be considered a vehicle for diversification and not as a balanced investment program. The suitability for any particular investor of a purchase of shares in the Fund will depend upon, among other things, such investor’s investment objectives and such investor’s ability to accept the risks associated with investing in securities of corporate loans, including the risk of loss of principal.

INVESTMENT RESTRICTIONS

The following are fundamental investment restrictions of the Fund and, prior to issuance of any preferred stock, may not be changed without the approval of the holders of a majority of the Fund’s outstanding shares of common stock (which for this purpose and under the 1940 Act means the lesser of (i) 67% of the shares of common stock represented at a meeting at which more than 50% of the outstanding shares of common stock are represented or (ii) more than 50% of the outstanding shares). Subsequent to the issuance of a class of preferred stock, the following investment restrictions may not be changed without the approval of a majority of the outstanding shares of common stock and of the preferred stock, voting together as a class, and the approval of a majority of the outstanding shares of preferred stock, voting separately by class. Under the fundamental investment restrictions, the Fund may not:

1. Borrow money or issue senior securities, except as permitted by Section 18 of the 1940 Act.

2. Make investments for the purpose of exercising control or management.

24

3. Purchase securities of other investment companies, except in connection with a merger, consolidation, acquisition or reorganization, or by purchase in the open market of securities of closed-end investment companies where no underwriter’s or dealer’s commission or profit, other than customary broker’s commission, is involved and only if immediately thereafter not more than 10% of the Fund’s total assets would be invested in such securities.

4. Purchase or sell real estate, commodities or commodity contracts; provided that the Fund may invest in securities secured by real estate or interests therein or issued by companies which invest in real estate or interests therein.

5. Underwrite securities of other issuers except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933 in selling portfolio securities.

6. Make loans to other persons, except (i) to the extent that the Fund may be deemed to be making loans by purchasing corporate loans, as a co-lender or otherwise, and other debt securities and entering into repurchase agreements in accordance with its investment objective, policies and limitations and (ii) the Fund may lend its portfolio securities in an amount not in excess of 331/3% of its total assets, taken at market value, provided that such loans shall be made in accordance with the guidelines set forth in this Prospectus.

7. Invest more than 25% of its total assets in the securities of issuers in any one industry; provided that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities; and provided further that the Fund will invest more than 25% and may invest up to 100% of its assets in securities of issuers in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies. For purposes of this restriction, the term “issuer” includes the borrower, the agent bank and any intermediate participant (as defined under “Investment Objective and Policies— Description of Participation Interests”).

8. Purchase any securities on margin, except that the Fund may obtain such short-term credit as may be necessary for the clearance of purchases and sales of portfolio securities.

9. Make short sales of securities or maintain a short position or invest in put, call, straddle or spread options.

Notwithstanding the investment policies and restrictions of the Fund, the Fund may invest its investable assets in another management investment company (such as the Trust) with substantially the same investment objective, policies and restrictions as the Fund.

The Trust had adopted substantially the same fundamental investment restrictions as the foregoing investment restrictions adopted by the Fund; such restrictions cannot be changed without the approval of a majority of the outstanding voting securities of the Trust.

Additional investment restrictions adopted by each of the Fund and the Trust, which may be changed by its respective Board of Directors/Trustees, provide that neither the Fund nor the Trust may (i) mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any securities owned or held by the Trust except as may be necessary in connection with hedging techniques involving interest rate transactions, foreign currency swap transactions relating to non-U.S. dollar-denominated loans and permitted borrowings by the Trust or (ii) change its policy of investing, under normal circumstances, at least 80% of its assets in interests in

25

corporate loans that have floating or variable interest rates, unless the Fund or the Trust provides its shareholders with at least 60 days’ prior written notice of such change. For the purpose of this restriction, “assets” means net assets plus the amount of any borrowings for investment purposes.

If a percentage restriction on investment policies or the investment or use of assets set forth above is adhered to at the time a transaction is effected, later changes in percentage resulting from changing values will not be considered a violation.

Investments in corporate loans or other privately placed securities may result in the Fund receiving material nonpublic information (“inside information”) concerning the borrower. Accordingly, the Fund has established certain procedures (“Chinese Wall procedures”) reasonably designed to prevent the unauthorized access, dissemination or use of such inside information. Receipt of inside information concerning a borrower may, under certain circumstances, prohibit the Fund, or other funds or accounts managed by the same portfolio managers, from trading in the public securities of the borrower. Conversely, the portfolio managers for the Fund may, under certain circumstances, decline to receive inside information made available by the borrower in order to allow the Fund, or other funds or accounts managed by the same portfolio managers, to continue to trade in the public securities of such borrower.

PURCHASE OF SHARES

The Distributor, an affiliate of the Investment Adviser, acts as the distributor of shares of common stock of the Fund. The Fund is engaged in a continuous offering of its shares of common stock through the Distributor and other securities dealers that have entered into selected dealer agreements with the Distributor, including Merrill Lynch. The Fund may, from time to time, suspend the sale of its shares of common stock. During any continuous offering of the Fund’s common stock, shares of the Fund may be purchased from the Distributor or selected dealers, including Merrill Lynch, or by mailing a purchase order directly to the Fund’s Transfer Agent. Minimum initial and subsequent purchase requirements are:

For Investments in the Fund Made	The Minimum Initial Purchase Amount Is	The Minimum Subsequent Purchase Amount Is
Directly through the Fund’s Distributor or Transfer Agent	$1,000	$50

Via 401(k) or 403(b) plans maintained through Merrill Lynch	None	None

Via other individual retirement accounts or other retirement plans that are not maintained through Merrill Lynch	$ 250	$ 1

The Fund offers its shares at a public offering price equal to the next determined net asset value per share without a front-end sales charge. The applicable offering price for purchase orders is based on the net asset value of the Fund next determined after receipt of the purchase order by the Distributor. As to purchase orders received by securities dealers prior to the close of business on the New York Stock Exchange (“NYSE”) (generally, the NYSE closes at 4:00 p.m., Eastern time), which includes orders received after the close of business on the previous day, the applicable offering price is based on the net asset value determined as of the close of business on the NYSE on that day, provided the Distributor in turn receives the order from the securities dealer prior to 30 minutes after the close of business on the NYSE on that day. If the purchase orders are not received by the Distributor prior to 30 minutes after the close of business on the NYSE on that day, such orders are deemed received on the next business day.

26

The Fund or the Distributor may suspend the continuous offering of the Fund’s shares at any time in response to conditions in the securities markets or otherwise and may thereafter resume such offering from time to time. Any order may be rejected by the Distributor or the Fund. Neither the Distributor nor the dealers are permitted to withhold placing orders to benefit themselves by a price change. The Distributor is required to advise the Fund promptly of all purchase orders and cause payments for shares of common stock to be delivered promptly to the Fund. Certain securities dealers may charge a processing fee to confirm a purchase of shares. For example, the fee currently charged by Merrill Lynch is $5.35. Purchases made directly through the Fund’s Transfer Agent are not subject to the processing fee.

Due to the administrative complexities associated with a continuous offering, administrative errors may result in the Distributor or an affiliate inadvertently acquiring nominal numbers (in no event in excess of 5%) of shares of common stock that it may wish to resell. Such shares of common stock will not be subject to any investment restriction and may be resold pursuant to this Prospectus.

The Distributor compensates Merrill Lynch or other selected dealers at a rate of 1.0% of amounts purchased. In addition, the Distributor compensates Merrill Lynch or such dealers quarterly at an annual rate equal to 0.75% of the value of Fund shares that remain outstanding after one year from the date of their original purchase sold by Merrill Lynch or such dealers. The foregoing payments made by the Distributor will be made from its own assets or an affiliate’s and will not be an expense borne by the Fund. Total compensation paid to Merrill Lynch, or selected dealers, or financial intermediaries or the Distributor, including the compensation paid at the time of purchase, the quarterly payments mentioned above and the early withdrawal charge, if any, will not exceed the applicable limit (presently, 8%), as determined from time to time by the NASD, formerly known as the National Association of Securities Dealers, Inc. For the fiscal years ended August 31, 2000, 2001 and 2002, the Distributor paid $2,705,623, $880,494 and $191,006, respectively, to Merrill Lynch in connection with the sale of shares of common stock of the Fund.

Upon the transfer of shares out of a Merrill Lynch brokerage account, an investment account in the transferring shareholder’s name may be opened at the Transfer Agent. Shareholders interested in transferring their brokerage accounts from Merrill Lynch and who do not wish to have an account maintained for such shares at the Fund’s transfer agent must tender the shares for repurchase by the Fund as described under “Tender Offers” so that the cash proceeds can be transferred to the account at the new firm.

TENDER OFFERS

In recognition of the possibility that a secondary market for the Fund’s shares will not exist, the Fund intends to take certain actions that provide liquidity to shareholders. The Fund intends from time to time to make offers to purchase its shares of common stock from all beneficial holders at a price per share equal to the net asset value per share determined at the close of business on the day the tender offer terminates. Each time the Fund makes a tender offer for its shares of common stock, it is expected that the Trust will make a concurrent tender offer to the Fund to repurchase interests in the Trust equivalent in value to the value of the common stock that the Fund is offering to repurchase. At the conclusion of the tender offer period, the Fund will calculate the aggregate net asset value of common stock tendered and tender an equivalent amount of interests to the Trust. The proceeds from the Trust’s tender, together with any proceeds of borrowing, if any, will be distributed to the tendering common stockholders of the Fund. The Board of Directors has consistently made tender offers on a quarterly basis, and the Board of Directors intends to continue this practice. There can be no assurance, however, that the Board of Directors will decide to undertake the making of any tender offer. Subject to the Fund’s and the Trust’s investment restriction with respect to borrowings, the Trust may borrow money to finance the repurchase of shares pursuant to any tender offers. See “Borrowings by the Trust” and “Investment Restrictions”.

27

The Fund expects that ordinarily there will be no secondary market for the Fund’s common stock and that periodic tenders will be the only source of liquidity for Fund shareholders. Nevertheless, if a secondary market develops for the common stock of the Fund, the market price of the shares may vary from net asset value from time to time. Such variance may be affected by, among other factors, relative demand and supply of shares and the performance of the Trust, especially as it affects the yield on and net asset value of the common stock of the Fund. A tender offer for shares of common stock of the Fund at net asset value is expected to reduce any spread between net asset value and market price that may otherwise develop. However, there can be no assurance that such action would result in the Fund’s common stock trading at a price which equals or approximates net asset value.

Although the Board of Directors believes that the tender offers generally are beneficial to shareholders, the acquisition of shares of common stock by the Fund will decrease the total assets of the Trust. Tender offers are therefore likely to increase the Fund’s expense ratio, may result in untimely sales of portfolio securities and/or may limit the Trust’s ability to participate in new investment opportunities (assuming such acquisition is not offset by the issuance of additional shares of common stock). To the extent the Trust maintains a cash position to satisfy Fund repurchases, the Trust would not be fully invested, which may reduce the Trust’s, and consequently the Fund’s, investment performance. Furthermore, to the extent the Trust borrows to finance the making of tender offers by the Fund and other “feeder” funds, interest on such borrowings reduce the Trust’s (and consequently the Fund’s) net investment income.

It is the Board of Directors’ announced policy, which may be changed by the Board of Directors, not to purchase shares pursuant to a tender offer if (1) such purchases would impair the Fund’s status as a regulated investment company under the Federal tax laws (which would cause the Fund’s income to be taxed at the corporate level in addition to the taxation of shareholders who receive dividends from the Fund); (2) the Trust would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objective and policies in order to purchase common stock tendered pursuant to the tender offer; or (3) there is, in the Board of Directors’ judgment, any (a) legal action or proceeding instituted or threatened challenging the tender offer or otherwise materially adversely affecting the Fund, (b) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State, which is material to the Fund, (c) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (d) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States which is material to the Fund, or (e) other event or condition that would have a material adverse effect on the Fund or its shareholders if shares of common stock tendered pursuant to the tender offer were purchased. Thus, there can be no assurance that the Board of Directors will proceed with any tender offer. The Board of Directors may modify these conditions in light of circumstances existing at the time. If the Board of Directors determines to purchase the Fund’s shares of common stock pursuant to a tender offer, such purchases could reduce significantly the asset coverage of any borrowing or outstanding senior securities. The Fund may not purchase shares of common stock to the extent such purchases would result in the asset coverage with respect to such borrowing or senior securities being reduced below the asset coverage requirement set forth in the 1940 Act. Accordingly, in order to purchase all shares of common stock tendered, the Trust may have to repay all or part of any then outstanding borrowing or redeem all or part of any then outstanding senior securities to maintain the required asset coverage. See “Borrowings by the Trust”. In addition, the amount of shares of common stock for which the Fund makes any particular tender offer may be limited for the reasons set forth above or in respect of other concerns related to liquidity of the Trust’s portfolio.

In the event that circumstances arise under which the Fund does not conduct the tender offers regularly, the Board of Directors will consider alternative means of providing liquidity for holders of common stock. Such action would include evaluating any secondary market that then exists and determining whether such market

28

provides liquidity for shareholders. If the Board of Directors determines that such market, if any, fails to provide liquidity for the holders of common stock, the Board plans to consider alternatives to providing such liquidity. Among the alternatives that the Board of Directors may consider is the listing of the Fund’s common shares on a major domestic stock exchange or on the Nasdaq National Market. The Board of Directors also may consider causing the Fund to repurchase its shares from time to time in open-market or private transactions when it can do so on terms that represent a favorable investment opportunity. In any event, the Board of Directors will cause the Fund to take whatever action it deems necessary or appropriate to provide liquidity for the shareholders in light of the facts and circumstances existing at such time.

Consummating a tender offer may require the Trust to liquidate portfolio securities, and realize gains or losses, at a time when the Investment Adviser would otherwise consider it disadvantageous to do so.

Each tender offer is made and shareholders are notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the 1940 Act, either by publication or mailing or both. The offering documents contain information prescribed by such laws and the rules and regulations promulgated thereunder. The repurchase of tendered shares by the Fund is a taxable event. See “Taxes”. The Fund pays all costs and expenses associated with the making of any tender offer. An early withdrawal charge is imposed on most shares accepted for tender that have been held for less than one year. See “Early Withdrawal Charge”. In addition, Merrill Lynch charges its customers a processing fee (presently $5.35) to confirm a repurchase of shares from such customers pursuant to a tender offer. Tenders made directly through the Fund’s Transfer Agent are not subject to the processing fee.

MUTUAL FUND INVESTMENT OPTION

Shareholders have an investment option consisting of the right to reinvest the net proceeds from a sale of shares (the “Original Shares”) in a tender offer by the Fund in Class C shares of certain Merrill Lynch-sponsored open-end funds (“Eligible Class C Shares”) at their net asset value, without the imposition of any contingent deferred sales charge upon any subsequent redemption of Eligible Class C Shares, if the conditions set forth below are satisfied. First, net proceeds from the sale of the Original Shares in the tender offer must be immediately reinvested in Eligible Class C Shares. Second, the investment option is available only with respect to the proceeds of shares as to which no early withdrawal charge is applicable. Eligible Class C Shares are subject to an ongoing account maintenance fee and an ongoing distribution fee. Before taking advantage of this investment option, shareholders should obtain a currently effective prospectus of the fund in which they intend to invest and should consult their Merrill Lynch Financial Advisor.

EARLY WITHDRAWAL CHARGE

An early withdrawal charge to recover distribution expenses incurred by the Distributor is charged against the shareholder’s investment account and paid to the Distributor in connection with most shares of common stock held for less than one year which are repurchased pursuant to a tender offer. The early withdrawal charge is imposed on those shares accepted for tender based on an amount equal to the lesser of the then current net asset value or the cost of the shares. Accordingly, the early withdrawal charge is not imposed on increases in the net asset value above the initial purchase price. In addition, the early withdrawal charge is not imposed on shares acquired by reinvesting dividends or capital gains distributions. In determining whether an early withdrawal charge is payable, it is assumed that the acceptance of an offer to repurchase pursuant to a tender offer would be

29

made from the earliest purchase of shares of common stock. The early withdrawal charge imposed, if any, varies depending on the length of time the common stock has been owned since purchase (separate purchases shall not be aggregated for these purposes), as set forth in the following table:

Year of Repurchase After Purchase	Early Withdrawal Charge
First	1.0%
Second and following	0.0%

In determining whether an early withdrawal charge is applicable to a tender of shares of common stock, the calculation is determined in the manner that results in the lowest possible amount being charged. Therefore, it is assumed that the shareholder first tenders shares held for over one year and shares acquired by reinvesting dividends or distributions. The Fund waives the early withdrawal charge on shares tendered following the death of all beneficial owners of such shares, provided the shares are tendered within one year of death or if later, reasonably promptly following completion of probate (a death certificate and other applicable documents may be required). At the time of tender, the record or succeeding beneficial owner must notify the Transfer Agent either directly or indirectly through the Distributor that the early withdrawal charge should be waived. Upon confirmation of the owner’s entitlement, the waiver will be granted; otherwise, the waiver will be lost.

Example:

Assume an investor purchased 1,000 shares of common stock (at a cost of $10,000) and six months after purchase, the net asset value per share is $10.05 and, during the six month period, the investor has acquired 30 additional shares of common stock upon dividend reinvestment. If the investor first tenders 500 shares at this time (proceeds of $5,025), 30 shares will not be subject to the early withdrawal charge because they were acquired by dividend reinvestment. With respect to the remaining 470 shares, the early withdrawal charge is applied only to the original cost of $10 per share (and not to the increase in net asset value of $0.05 per share). Therefore, $4,700 of the $5,025 repurchase proceeds will be charged at a rate of 1.0%. For the fiscal years ended August 31, 2000, 2001 and 2002, the amount of early withdrawal charge paid to the Distributor aggregated $267,748, $215,571 and $96,513, respectively.

MANAGEMENT OF THE FUND

Directors and Officers

The Board of Directors of the Fund consists of eight individuals, seven of whom are not “interested persons” of the Fund as defined in the 1940 Act (the “non-interested Directors”). The same individuals serve as Trustees of the Trust and are sometimes referred to herein as the “non-interested Directors/Trustees”. The Directors are responsible for the overall supervision of the operations of the Fund and perform the various duties imposed on the directors of investment companies by the 1940 Act.

Each non-interested Director is a member of the Fund’s Audit and Oversight Committee (the “Committee”). The principal responsibilities of the Committee are to: (i) recommend to the Board the selection, retention or termination of the Fund’s independent auditors; (ii) review with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discuss with the independent auditors certain matters relating to the Fund’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) ensure that the independent auditors submit on a periodic basis a formal written statement with respect to their independence, discuss with the independent

30

auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Fund’s independent auditors and recommend that the Board take appropriate action in response thereto to satisfy itself of the independent auditors’ independence; and (v) consider the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Fund’s accounting and financial reporting policies and practices and internal controls. The Board of the Fund has adopted a written charter for the Committee. The Committee also reviews and nominates candidates to serve as non-interested Directors. The Committee generally will not consider nominees recommended by shareholders. The Committee has retained independent legal counsel to assist them in connection with these duties. The Committee met four times during the fiscal year ended August 31, 2002.

Biographical Information. Certain biographical and other information relating to the non-interested Directors of the Fund is set forth below, including their ages, their principal occupations for at least the last five years, the length of time served, the total number of portfolios overseen in the complex of funds advised by the Investment Adviser and its affiliate, Merrill Lynch Investment Managers, L.P. (“MLIM”) (“MLIM/FAM-advised funds”) and other public directorships.

Name, Address* and Age of Director	Position Held with the Fund	Term of Office** and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of MLIM/FAM- Advised Funds and Portfolios Overseen	Public Directorships
Ronald W. Forbes (62)	Director	Director since 1999	Professor Emeritus of Finance, School of Business, State University of New York at Albany since 2000 and Professor thereof from 1989 to 2000; International Consultant, Urban Institute, Washington, D.C. from 1995 to 1999.	45 registered investment companies consisting of 54 portfolios	None

Cynthia A. Montgomery (50)	Director	Director since 1999	Professor, Harvard Business School since 1989; Associate Professor, J.L. Kellogg Graduate School of Management, Northwestern University from 1985 to 1989; Associate Professor, Graduate School of Business Administration, University of Michigan from 1979 to 1985.	45 registered investment companies consisting of 54 portfolios	UnumProvident Corporation (insurance products); Newell Rubbermaid Inc.

Charles C. Reilly (71)	Director	Director since 1999	Self-employed financial consultant since 1990; President and Chief Investment Officer of Verus Capital, Inc. from 1979 to 1990; Senior Vice President of Arnhold and S. Bleichroeder, Inc. from 1973 to 1990; Adjunct Professor, Columbia University Graduate School of Business from 1990 to 1991; Adjunct Professor, Wharton School, University of Pennsylvania from 1989 to 1990; Partner, Small Cities Cable Television from 1986 to 1997.	45 registered investment companies consisting of 54 portfolios	None

31

Name, Address* and Age of Director	Position Held with the Fund	Term of Office** and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of MLIM/FAM- Advised Funds and Portfolios Overseen	Public Directorships
Kevin A. Ryan (70)	Director	Director since 1999	Founder and currently Director Emeritus of the Boston University Center for the Advancement of Ethics and Character and Director thereof from 1989 to 1999; Professor from 1982 to 1999 and currently Professor Emeritus of Education, Boston University; formerly taught on the faculties of The University of Chicago, Stanford University and Ohio State University.	45 registered investment companies consisting of 54 portfolios	None

Roscoe S. Suddarth (67)	Director	Director since 2000	President, Middle East Institute, from 1995 to 2001; Foreign Service Officer, United States Foreign Service, from 1961 to 1995; Career Minister, from 1989 to 1995; Deputy Inspector General, U.S. Department of State, from 1991 to 1994; U.S. Ambassador to the Hashemite Kingdom of Jordan, from 1987 to 1990.	45 registered investment companies consisting of 54 portfolios	None

Richard R. West (64)	Director	Director since 1999	Professor of Finance since 1984, Dean from 1984 to 1993 and currently Dean Emeritus of New York University Leonard N. Stern School of Business Administration.	45 registered investment companies consisting of 54 portfolios	Bowne & Co., Inc. (financial printer); Vornado Operating Company (real estate company); Vornado Realty Trust, Inc. (real estate holding company); Alexander’s, Inc. (real estate company)

Edward D. Zinbarg (67)	Director	Director since 2000	Self-employed financial consultant since 1994; Executive Vice President of the Prudential Insurance Company of America from 1988 to 1994; Former Director of Prudential Reinsurance Company and former Trustee of the Prudential Foundation.	45 registered investment companies consisting of 54 portfolios	None

*	The address of each non-interested Director is P.O. Box 9011, Princeton, New Jersey 08543-9011.
**	Each Director serves until his or her successor is elected and qualified, until December 31 of the year in which he or she turns 72, or until the earlier of his or her death, resignation, or removal as provided in the Fund’s by-laws, charter or by statute.

32

Certain biographical and other information about the Director who is an officer and an “interested person” of the Fund as defined in the 1940 Act (the “interested Director”) and the other officers of the Fund is set forth below, including their ages, their principal occupations for at least the last five years, length of time served, the total number of portfolios overseen in MLIM/FAM-advised Funds and public directorships held.

Name, Address† and Age	Position(s) Held with the Fund	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of MLIM/FAM- Advised Funds and Portfolios Overseen	Public Directorships
Terry K. Glenn†† (62)	President and Director	President and Director** since 1999	Chairman (Americas Region) of the Manager since 2000; Executive Vice President of the Manager and FAM (which terms as used herein include their corporate predecessors) since 1983; President of Merrill Lynch mutual funds since 1999; President of FAM Distributors, Inc. (“FAMD” or the “Distributor”) since 1986 and Director thereof since 1991; Executive Vice President and Director of Princeton Services, Inc. (“Princeton Services”) since 1993; President of Princeton Administrators, L.P. (“Princeton Administrators”) since 1988; Director of Financial Data Services, Inc. since 1985.	119 registered investment companies consisting of 171 portfolios	None

Kevin Booth (48)	Vice President and Portfolio Manager	Vice President and Portfolio Manager since 2000	Director of MLIM since 1998; Vice President of MLIM from 1991 to 1998.	4 registered investment companies consisting of 4 portfolios	None

Joseph P. Matteo (38)	Vice President and Portfolio Manager	Vice President and Portfolio Manager since 2000	Director of MLIM since 2001; Vice President of MLIM from 1997 to 2001; Vice President at The Bank of New York from 1994 to 1997.	4 registered investment company consisting of 4 portfolio	None

Donald C. Burke (42)	Vice President and Treasurer	Vice President and Treasurer since 1999	First Vice President of the Manager and FAM since 1997 and Treasurer thereof since 1999. Senior Vice President and Treasurer of Princeton Services since 1999; Vice President of FAMD since 1999; Vice President of the Manager and FAM from 1990 to 1997; Director of Taxation of the Manager since 1990.	119 registered investment companies consisting of 171 portfolios	None

33

Name, Address† and Age	Position(s) Held with the Fund	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of MLIM/FAM- Advised Funds and Portfolios Overseen	Public Directorships
Bradley J. Lucido (36)	Secretary	Secretary since 1999	Vice President of MLIM since 1999; attorney with MLIM since 1995; attorney in private practice from 1991 to 1995.	38 registered investment companies consisting of 44 portfolios	None

†	The address for each officer listed is P.O. Box 9011, Princeton, New Jersey 08543-9011.
††	Mr. Glenn is an “interested person,” as defined in the 1940 Act, of the Fund based on his positions with MLIM, FAM, FAMD, Princeton Services and Princeton Administrators.
*	Each officer is elected by and serves at the pleasure of the Board of Directors of the Fund.
**	As a Director, Mr. Glenn serves until his successor is elected and qualified, until December 31 of the year in which he turns 72, or until the earlier of his death, resignation, or removal as provided in the Fund’s by-laws, charter or by statute.

Share Ownership. Information relating to each Director’s share ownership in the Fund and in all registered funds in the Merrill Lynch family of funds that are overseen by the respective Director (“Supervised Merrill Lynch Funds”) as of December 31, 2001, is set forth in the chart below.

Name	Aggregate Dollar Range of Equity in the Fund	Aggregate Dollar Range of Securities in Supervised Merrill Lynch Funds
Interested Director:
Terry K. Glenn	None	over $100,000
Non-Interested Directors:
Ronald W. Forbes	None	over $100,000
Cynthia A. Montgomery	None	$10,001-$50,000
Charles C. Reilly	None	over $100,000
Kevin A. Ryan	None	over $100,000
Roscoe S. Suddarth	None	over $100,000
Richard R. West	None	over $100,000
Edward D. Zinbarg	None	over $100,000

As of October , 2002, the Directors and officers of the Fund as a group owned an aggregate of less than 1% of the outstanding common stock of the Fund. As of December 31, 2001, none of the non-interested Directors of the Fund nor any of their immediate family members own beneficially or of record any securities of Merrill Lynch & Co., Inc. (“ML & Co.”).

Compensation of Directors/Trustees

The Trust pays each non-interested Director/Trustee a combined fee of $4,400 per year for service on the Board and on the Committee, plus $325 per in-person Board meeting attended and $325 per in-person Committee meeting attended. Each of the Co-Chairmen of the Committee receives an additional fee of $1,000 per year. The Trust reimburses each non-interested Director/Trustee for his or her out-of-pocket expenses relating to attendance at Board and Committee meetings.

34

For the fiscal year ended August 31, 2002, fees and expenses paid to non-interested Directors/Trustees that were allocated to the Fund and the Trust aggregated $0 and $47,258, respectively.

The following table shows the compensation earned by the non-interested Directors/Trustees for the fiscal year ended August 31, 2002 and the aggregate compensation paid to them by all MLIM/FAM-advised funds for the calendar year ended December 31, 2001.

Name	Compensation from Trust	Pension or Retirement Benefits Accrued as Part of Fund Expense	Aggregate Compensation from Fund and Other MLIM/FAM- Advised Funds
Ronald W. Forbes*	$7,500	None	$293,400
Cynthia A. Montgomery	$6,100	None	$234,567
Charles C. Reilly*	$7,500	None	$293,400
Kevin A. Ryan	$6,500	None	$261,067
Roscoe S. Suddarth	$6,500	None	$250,633
Richard R. West	$6,500	None	$298,567
Edward D. Zinbarg	$6,500	None	$250,633

*	Co-Chairman of the Committee.

INVESTMENT ADVISORY AND ADMINISTRATIVE ARRANGEMENTS

Prior Investment Advisory Arrangement. Prior to the conversion to a “master/feeder“structure, all investment advisory and administrative services were provided directly at the Fund level and were paid pursuant to the Fund’s investment advisory contract at a fee rate of 0.95% of the Fund’s average daily net assets (i.e., the average daily value of the total assets of the Fund, including proceeds from the issuance of any shares of preferred stock, minus the sum of accrued liabilities of the Fund and accumulated dividends on shares of outstanding preferred stock, if any).

Present Investment Advisory Arrangement. The Fund invests its assets in the Trust. Accordingly, the Fund does not invest directly in portfolio investments and does not require investment advisory services. All portfolio management occurs at the Trust level. Fund Asset Management, L.P., the Investment Adviser, manages the Trust’s investments under the overall supervision of the Board of Trustees of the Trust.

The Investment Adviser and its affiliates (including MLIM) had approximately $451 billion in investment company and other portfolio assets under management as of September 2002.

The Investment Adviser provides the portfolio management for the Trust. Such portfolio management will consider analyses from various sources, make the necessary investment decisions, and place orders for transactions accordingly. The Investment Adviser also is responsible for the performance of certain management services for the Trust. Kevin Booth and Joseph P. Matteo are the portfolio managers of the Trust and are primarily responsible for the Trust’s day-to-day management.

For the services provided by the Investment Adviser under the Investment Advisory Agreement, the Trust pays a monthly fee at an annual rate of 0.95% of the Trust’s average daily net assets (i.e., the average daily value of the total assets of the Trust, including proceeds from the issuance of any shares of preferred stock, minus the sum of accrued liabilities of the Trust and accumulated dividends on shares of outstanding preferred stock, if any). For purposes of this calculation, average daily net assets is determined at the end of each month on the basis of the average net assets of the Trust for each day during the month.

35

The table below sets forth information about the total management fees paid by the Trust to the Investment Adviser for the periods indicated.

Fiscal Year Ended August 31,	Investment Adviser	Waiver
2002	$2,628,649	$ 0
2001*	$4,108,725	$ 0
2000	$3,345,377	$364,530

*	Paid by the Trust and the Fund (prior to master/feeder conversion).

Administration Services and Fees. Under the terms of an administration agreement with the Fund (the “Administration Agreement”), the Investment Adviser also performs or arranges for the performance of the administrative services (i.e., services other than investment advice and related portfolio activities) necessary for the operation of the Fund, including coordinating tender offers for the Fund’s shares.

For administrative services, the Fund pays the Investment Adviser a monthly fee at an annual rate of 0.40% of the Fund’s average daily net assets determined in the same manner as the fee payable by the Trust under the Investment Advisory Agreement. The combined advisory and administrative fees are greater than those paid by most funds, but are comparable to those paid by other continuously offered, closed-end funds investing primarily in corporate loans.

The table below sets forth the fees paid to the Investment Adviser for the periods indicated.

Fiscal Year Ended August 31,	Fees pursuant to the Administration Agreement	Average Daily Net Assets (millions)
2002	$1,109,012	$278.0
2001*	$1,725,564	$427.9
2000	$1,408,580	$352.1

Payment of Trust Expenses. The Investment Advisory Agreement obligates the Investment Adviser to provide investment advisory services and to pay, or cause an affiliate to pay, for maintaining its staff and personnel and to provide office space, facilities and necessary personnel for the Trust. The Investment Adviser is also obligated to pay, or cause an affiliate to pay, the fees of all officers, Trustees and Directors who are affiliated persons of the Investment Adviser or any sub-adviser or any of its affiliates. The Trust pays, or causes to be paid, all other expenses incurred in the operation of the Trust, including, among other things, taxes, expenses for legal and auditing services, costs of preparing, printing and mailing proxies, copies of the registration statement, charges of the custodian and any sub-custodian, expenses of portfolio transactions, expenses of redemption of shares, Commission fees, expenses of registering the shares under federal, state or non-U.S. laws, fees and expenses with respect to the issuance of preferred shares or any borrowing, fees and actual out-of-pocket expenses of Trustees and Directors who are not affiliated persons of the Investment Adviser or any of its affiliates, accounting and pricing costs (including the daily calculation of net asset value), insurance, interest, brokerage costs, litigation and other extraordinary or non-recurring expenses, and other expenses properly payable by the Trust. Accounting services are provided to the Trust by the Investment Adviser or such affiliate of the Investment Adviser, and the Trust reimburses the Investment Adviser or an affiliate of the Investment Adviser for its costs in connection with such services. Certain accounting services are provided to the Fund and the Trust by State Street Bank and Trust Company (“State Street”) pursuant to an agreement between State Street, the Fund and the Trust. The Fund and the Trust pay a fee for these services. In addition, the Fund and the Trust reimburse the Investment Adviser for the cost of other accounting services.

36

Payment of Fund Expenses. The Fund pays all other expenses incurred in its operations, including, among other things, legal and auditing expenses, taxes, costs of printing proxies, shareholder reports, charges of any custodian and Transfer Agent, expenses of registering the Fund’s shares under federal and state securities laws, Commission fees, accounting and pricing costs, insurance, interest, litigation and other extraordinary or non-recurring expenses, mailing and other expenses properly payable by the Fund. Certain accounting services are provided to the Fund by the Investment Adviser or an affiliate of the Investment Adviser, and the Fund reimburses the Investment Adviser or such affiliate of the Investment Adviser for its costs in connection with such services. As of January 1, 2001, accounting services are provided for the Fund by State Street pursuant to an agreement between State Street and the Fund. The Fund pays a fee for these services.

Organization of the Investment Adviser. Fund Asset Management, L.P. was organized as an investment adviser in 1977 and offers investment advisory services to more than 50 registered investment companies. The Investment Adviser is a limited partnership, the partners of which are ML & Co. and Princeton Services. The principal business address of the Investment Adviser is 800 Scudders Mill Road, Plainsboro, New Jersey 08536. ML & Co. and Princeton Services are “controlling persons” of the Investment Adviser as defined under the 1940 Act because of their ownership of its voting securities and their power to exercise a controlling influence over its management or policies.

Duration and Termination of Investment Advisory and Administration Agreements. Unless earlier terminated as described below, the Investment Advisory Agreement will remain in effect from year to year if approved annually (a) by the Board of Trustees of the Trust or by a majority of the outstanding shares of the Trust and (b) by a majority of the Trustees who are not parties to such contract or interested persons (as defined in the 1940 Act) of any such party. Unless earlier terminated as described below, the Administration Agreement will remain in effect from year to year if approved annually (a) by the Board of Directors of the Fund or by a majority of the outstanding shares of the Fund and (b) by a majority of the Directors who are not parties to such contract or interested persons (as defined in the 1940 Act) of any such party. Such contracts are not assignable and may be terminated without penalty on 60 days’ written notice at the option of either party thereto or by the vote of the shareholders of the Fund or the Trust, as applicable.

At a meeting of the Trust’s Board of Trustees held on November 28, 2001, the Board approved the continuation of the Trust’s Investment Advisory Agreement for an additional year. In connection with its deliberations, the Board of Trustees reviewed information derived from a number of sources and covering a range of issues. The Board of Trustees considered the services provided to the Trust by the Investment Advisor under the Investment Advisory Agreement, as well as other services provided by the Investment Adviser and its affiliates under other agreements, and the personnel who provide these services. In addition to investment advisory services, provided to the Trust the Investment Adviser and its affiliates provide administrative services, shareholders services, oversight of fund accounting, marketing services, assistance in meeting legal and regulatory requirements, and other services necessary for the operation of the Trust and the Fund. The Trust’s Board of Trustees also considered the Investment Adviser’s costs of providing such services, and the direct and indirect benefits to the Investment Adviser from its relationship with the Trust and the Fund. The benefits considered by the Board included not only the Investment Advisor’s compensation for management services and the Investment Advisor’s profitability under the Investment Advisory Agreement, but also compensation paid to the Investment Adviser or its affiliates for other non-advisory services provided to the Trust and the Fund. In connection with its consideration of the Investment Advisory Agreement, the Trust’s Board of Trustees also compared the Trust’s advisory fee rate, expense ratios and historical performance to those of comparable funds. The Board considered whether there should be changes in the advisory fee rate or structure in order to enable the

37

Trust to participate in any economies of scale that the Investment Adviser may experience as a result of growth in the Trust’s assets. The Trust’s Board of Trustees also reviewed materials supplied by counsel that were prepared for use by the Board in fulfilling its duties under the 1940 Act.

Based on the information reviewed and the discussions, the Board of Trustees, including a majority of the non-interested Trustees, concluded that it was satisfied with the nature and quality of the services provided by the Investment Advisor to the Trust and that the investment advisory fee rate was reasonable in relation to such services. The non-interested Trustees were represented by independent counsel who assisted them in their deliberations.

Accounting Services. The Trust and the Fund entered into an agreement with State Street effective January 1, 2001, pursuant to which State Street provides certain accounting services to the Trust and the Fund. The Trust and the Fund pay a fee for these services. Prior to January 1, 2001, the Investment Adviser provided accounting services to the Trust and the Fund and was reimbursed by the Trust and the Fund at its cost in connection with such services. The Investment Adviser or its affiliates continue to provide certain accounting services to the Fund and the Trust and the Fund and the Trust reimburse the Investment Adviser or its affiliates for these services.

The table below shows the amounts paid by the Trust and the Fund to State Street and to the Investment Adviser for the periods indicated:

Fiscal year ended August 31,	Paid by the Fund to State Street		Paid by the Trust to State Street*		Paid by the Fund to the Investment Adviser	Paid by the Trust to the Investment Adviser
2002	$ 0		$104,795		$ 0	$12,925
2001†	$ 0	**	$100,392	**	$ 53,596	$41,999
2000	N/A		N/A		$142,683	N/A

†	The Trust commenced operations on October 6, 2000.
*	For providing services to the Fund and Trust.
**	Represents payments pursuant to the agreement with State Street commencing on January 1, 2001.

Code of Ethics

The Board of Trustees of the Trust and the Board of Directors of the Fund each have approved a Code of Ethics under Rule 17j-1 of the 1940 Act that covers the Trust and Fund, the Investment Adviser and the Distributor. The Code of Ethics establishes procedures for personal investing and restricts certain transactions. Employees subject to the Code of Ethics may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Trust.

PORTFOLIO TRANSACTIONS

Transactions in Portfolio Securities

Because the Fund will invest exclusively in beneficial interests in the portfolio of the Trust, it is expected that all transactions in portfolio securities will be entered into by the Trust. Subject to policies established by the Board of Trustees of the Trust, the Investment Adviser is primarily responsible for the execution of the Trust’s portfolio transactions and the allocation of brokerage. The Investment Adviser does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for the Trust, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty

38

of execution, operational facilities of the firm involved and the firm’s risk and skill in positioning blocks of securities. While the Investment Adviser generally seeks reasonably competitive trade execution costs, the Trust does not necessarily pay the lowest commission or spread available. For the fiscal years ended August 31, 2000, 2001 and 2002, the Fund did not pay any brokerage commissions. In addition, consistent with the Conduct Rules of the NASD and policies established by the Board of Trustees of the Trust, the Investment Adviser may consider sales of shares of the Fund as a factor in the selection of brokers or dealers to execute portfolio transactions for the Trust; however, whether or not a particular broker or dealer sells shares of the Fund neither qualifies nor disqualifies such broker or dealer to execute transactions for the Trust.

Subject to obtaining the best net results, brokers who provide supplemental investment research to the Investment Adviser may receive orders for portfolio transactions by the Trust. Such supplemental research services ordinarily consist of assessments and analyses of the business or prospects of a company, industry or economic sector. Information so received will be in addition to and not in lieu of the services required to be performed by the Investment Adviser under the Investment Advisory Agreement, and the expenses of the Investment Adviser will not necessarily be reduced as a result of the receipt of such supplemental information. If in the judgment of the Investment Adviser the Trust will benefit from supplemental research services, the Investment Adviser is authorized to pay brokerage commissions to a broker furnishing such services that are in excess of commission that another broker may have charged for effecting the same transactions. Certain supplemental research services may primarily benefit one or more other investment companies or other accounts for which the Investment Adviser exercises investment discretion. Conversely, the Trust may be the primary beneficiary of the supplemental research services received as a result of portfolio transactions effected for such other accounts or investment companies.

The Trust purchases corporate loans in individually negotiated transactions with commercial banks, thrifts, insurance companies, finance companies and other financial institutions. In selecting such financial institutions, the Investment Adviser may consider, among other factors, the financial strength, professional ability, level of service and research capability of the institution. See “Investment Objective and Policies—Description of Participation Interests”. While such financial institutions generally are not required to repurchase participation interests in corporate loans which they have sold, they may act as principal or on an agency basis in connection with the Trust’s disposition of corporate loans.

The Trust has no obligation to deal with any bank, broker or dealer in execution of transactions in portfolio securities. Subject to providing the best net results, securities firms that provide investment research to the Investment Adviser may receive orders for transactions by the Trust. Research information provided to the Investment Adviser by securities firms is supplemental. It does not replace or reduce the level of services performed by the Investment Adviser and the expenses of the Investment Adviser will not be reduced.

The Trust invests in securities traded primarily in the over-the-counter markets, and the Trust intends to deal directly with dealers who make markets in the securities involved, except in those circumstances where better prices and execution are available elsewhere. Under the 1940 Act, except as permitted by exemptive order, persons affiliated with the Trust, including Merrill Lynch, are prohibited from dealing with the Trust as principal in the purchase and sale of securities. Since transactions in the over-the-counter market usually involve transactions with dealers acting as principal for their own account, the Trust does not deal with Merrill Lynch and its affiliates in connection with such transactions. In addition, the Fund may not purchase securities for the Fund during the existence of any underwriting syndicate of which Merrill Lynch is a member except pursuant to procedures approved by the Board of Directors of the Fund which comply with rules adopted by the Commission. However, affiliated persons of the Fund, including Merrill Lynch, may serve as its brokers in certain over-the-counter transactions conducted on an agency basis. See “Investment Restrictions”. An affiliated person of the Trust may serve as its broker in over-the-counter transactions conducted on an agency basis.

39

The Trust received an exemptive order from the Commission permitting it to lend portfolio securities to Merrill Lynch or its affiliates. Pursuant to that order, the Trust retained an affiliated entity of the Investment Adviser as the securities lending agent for a fee, including a fee based on a share of the returns on investment of cash collateral. That entity may, on behalf of the Trust, invest cash collateral received by the Trust for such loans, among other things, in a private investment company managed by that entity or in registered money market funds advised by the Investment Adviser or its affiliates. For the fiscal year ended August 31, 2002, the Trust paid no securities lending agent fees.

Because of the affiliation of Merrill Lynch with the Investment Adviser, the Trust is prohibited from engaging in certain transactions involving Merrill Lynch except pursuant to an exemptive order or otherwise in compliance with the provisions of the 1940 Act and the rules and regulations thereunder. Included among such restricted transactions will be purchases from or sales to Merrill Lynch of securities in transactions in which it acts as principal. Without such an exemptive order, the Trust is prohibited from engaging in portfolio transactions with Merrill Lynch or any of its affiliates acting as principal.

Securities held by the Trust, including corporate loans, may also be held by, or be appropriate investments for, other funds or investment advisory clients for which the Investment Adviser or its affiliates act as an adviser. Because of different objectives or other factors, a particular security may be bought for an advisory client when other clients are selling the same security. If purchases or sales of securities by the Investment Adviser for the Fund or other funds for which it acts as investment adviser or for advisory clients arise for consideration at or about the same time, transactions in such securities will be made, insofar as feasible, for the respective funds and clients in a manner deemed equitable to all. Transactions effected by the Investment Adviser (or its affiliate) on behalf of more than one of its clients during the same period may increase the demand for securities being purchased or the supply of securities being sold, causing an adverse effect on price.

Portfolio Turnover

The Trust may dispose of securities without regard to the length of time they have been held when such actions, for defensive or other reasons, appear advisable to the Investment Adviser. While it is not possible to predict turnover rates with any certainty, presently it is anticipated that the Trust’s annual portfolio turnover rate, under normal circumstances, should be less than 100%. (The portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the particular fiscal year by the monthly average value of the portfolio securities owned by the Trust during the particular fiscal year. For purposes of determining this rate, all securities whose maturities at the time of acquisition are one year or less are excluded.) A high portfolio turnover rate involves certain tax consequences, such as an increase in capital gain dividends and/or ordinary income dividends, and results in greater transaction costs, which are borne directly by the Trust. For the fiscal year ended August 31, 2000, the Fund’s portfolio turnover rate was 46.95% and for the period October 6, 2000 (commencement of operations of the Trust) to August 31, 2001 and for the fiscal year ended August 31, 2002, the Trust’s portfolio turnover rate was 19.53% and 36.77%, respectively.

DIVIDENDS AND DISTRIBUTIONS

The Fund intends to distribute all its net investment income. Dividends from such net investment income are declared daily and paid monthly to holders of the Fund’s common stock. Net investment income and capital gains realized by the Trust will be passed through to shareholders of the Fund and any other feeder fund in proportion to each feeder fund’s interest in the Trust. The Fund’s share of such income and gains will be distributed, after payment of Fund expenses, to shareholders of the Fund.

40

Monthly distributions to holders of common stock of the Fund consist of substantially all net investment income of the Trust allocable to the Fund remaining after the payment of interest on any borrowing or dividends or interest on any senior securities from and after any borrowing or issuance of senior securities by the Trust. For Federal tax purposes, the Fund is required to distribute substantially all of its net investment income for each calendar year. All net realized capital gains, if any, are distributed at least annually to holders of common stock. Shares of common stock accrue dividends as long as they are issued and outstanding. Shares of common stock are issued and outstanding from the settlement date of a purchase order to the settlement date of a tender offer. The Trust, on behalf of the Fund, has entered into the Facility that contains restrictions on the payment of dividends by the Fund. For a description of such restrictions see “Borrowings by the Trust”.

Under the 1940 Act, the Fund may not declare any dividend or other distribution upon any class of its capital stock, or purchase any such capital stock, unless the aggregate indebtedness of the Trust allocable to the Fund has at the time of the declaration of any such dividend or distribution or at the time of any such purchase an asset coverage of at least 300% after deducting the amount of such dividend, distribution, or purchase price, as the case may be. Also, certain types of borrowings by the Trust may result in the Trust and the Fund each being subject to covenants in credit agreements, including those relating to the Trust’s asset coverage and portfolio composition requirements and those restricting the Fund’s payment of dividends and distributions.

While any shares of preferred stock are outstanding, the Fund may not declare any cash dividend or other distribution on its common stock, unless at the time of such declaration, (1) all accumulated preferred stock dividends have been paid and (2) the net asset value of the Trust’s portfolio allocable to the Fund (determined after deducting the amount of such dividend or other distribution) is at least 200% of the liquidation value of the outstanding preferred stock (expected to be equal to original purchase price per share plus any accumulated and unpaid dividends thereon). This limitation, and the limitations contained in the preceding paragraph, on the Fund’s ability to pay dividends or make distributions on its common stock could under certain circumstances impair the ability of the Fund to maintain its qualification for taxation as a regulated investment company, which would have an adverse impact on shareholders. See “Borrowings by the Trust” and “Taxes”.

See “Automatic Dividend Reinvestment Plan” for information concerning the manner in which dividends and distributions to holders of common stock may be automatically reinvested in shares of common stock of the Fund. Dividends and distributions are taxable to shareholders whether they are reinvested in shares of the Fund or received in cash (provided that, in the event that a payment on an account maintained at the Transfer Agent would amount to $10 or less, a shareholder will not receive such payment in cash and such payment will be automatically invested in additional shares).

TAXES

General

The Fund intends to continue to qualify for the special tax treatment afforded regulated investment companies (“RICs”) under the Internal Revenue Code of 1986, as amended (the “Code”). As long as it so qualifies, in any taxable year in which it distributes at least 90% of its net income (see below), the Fund will not be subject to Federal income tax to the extent that it distributes its net investment income and net realized capital gains. The Fund intends to distribute substantially all of its net investment income and net capital gains.

The Code requires a RIC to pay a nondeductible 4% excise tax to the extent the RIC does not distribute during each calendar year 98% of its ordinary income, determined on a calendar year basis, and 98% of its capital gains, determined, in general, on an October 31 year end, plus certain undistributed amounts from previous years. While the Fund intends to distribute its income and capital gains in the manner necessary to minimize imposition

41

of the 4% excise tax, there can be no assurance that sufficient amounts of the Fund’s taxable income and capital gains will be distributed to avoid entirely the imposition of the tax. In such event, the Fund will be liable for the tax only on the amount by which it does not meet the foregoing distribution requirements.

Dividends paid by the Fund from its ordinary income or from an excess of net short-term capital gains over net long-term capital losses (together referred to hereafter as “ordinary income dividends”) are taxable to shareholders as ordinary income. Distributions, if any, from the excess of net long-term capital gains over net short-term capital losses derived from the sale of securities or from certain transactions in interest rate swaps (“capital gain dividends”) are taxable as long-term capital gains, regardless of the length of time the shareholder has owned Fund shares. Certain categories of capital gains are taxable at different rates. Generally not later than 60 days after the close of its taxable year, the Fund will provide its shareholders with a written notice designating the amount of any capital gain dividends as well as any amounts of capital gain dividends in the different categories of capital gain referred to above. Any loss upon the sale or exchange of Fund shares held for six months or less is treated as long-term capital loss to the extent of any capital gain dividends received by the shareholder. Distributions in excess of the Fund’s earnings and profits first reduce the adjusted tax basis of a holder’s common stock and, after such adjusted tax basis is reduced to zero, constitute capital gains to such holder (assuming such common stock is held as a capital asset).

Dividends are taxable to shareholders even though they are reinvested in additional shares of the Fund. Distributions by the Fund, whether from ordinary income or capital gains, generally will not be eligible for the dividends received deduction allowed to corporations under the Code. If the Fund pays a dividend in January which was declared in the previous October, November or December to shareholders of record on a specified date in one of such months, then such dividend is treated for tax purposes as being paid and received on December 31 of the year in which the dividend was declared.

The IRS has taken the position in a revenue ruling that if a RIC has two or more classes of shares, it may designate distributions made to each class in any year as consisting of no more than such class’s proportionate share of particular types of income, including the different categories of capital gains, discussed above. A class’s proportionate share of a particular type of income is determined according to the percentage of total dividends paid by the RIC during the year that was paid to such class. Consequently, if both common stock and preferred stock are outstanding, the Fund intends to designate distributions made to the classes as consisting of particular types of income in accordance with the classes’ proportionate shares of such income. Thus, capital gain dividends as discussed above, will be allocated among the holders of common stock and any series of preferred stock in proportion to the total dividends paid to each class during the taxable year, or otherwise as required by applicable law.

Under the terms of the Facility, the Fund may be restricted with respect to the declaration and payment of dividends in certain circumstances. See “Borrowings by the Trust”. Additionally, if at any time when borrowings or shares of preferred stock are outstanding the Trust does not meet the asset coverage requirements of the 1940 Act or applicable credit agreements, the Fund will be required to suspend distributions to holders of common stock until the Trust’s asset coverage allocable to the Fund is restored. See “Dividends and Distributions”. Limits on the Fund’s payment of dividends may prevent the Fund from distributing at least 90% of its net income and may therefore jeopardize the Fund’s qualification for taxation as a RIC and/or may subject the Fund to the 4% Federal excise tax described above as well as income tax on any retained ordinary income or capital gains. Upon any failure by the Trust to meet the asset coverage requirement of the 1940 Act or applicable credit agreements, the Trust may, in its sole discretion, repay borrowings or the Fund may redeem shares of preferred stock in order to maintain or restore the requisite asset coverage and avoid the adverse consequences to the Fund and its shareholders of failing to qualify as a RIC. There can be no assurance, however, that any such action would achieve these objectives. The Trust will endeavor to avoid restriction of the Fund’s dividend payments under the Facility.

42

As noted above, the Fund must distribute annually at least 90% of its net investment income. A distribution will only be counted for this purpose if it qualifies for the dividends paid deduction under the Code. Some types of preferred stock that the Fund has the authority to issue may raise a question as to whether distributions on such preferred stock are “preferential” under the Code and therefore not eligible for the dividends paid deduction. The Fund intends to rely on the advice of its counsel on questions raised by issuance of these types of preferred stock. Moreover, the Fund intends to issue preferred stock that counsel advises or the IRS has ruled will not result in the payment of preferential dividends. If the Fund ultimately relies solely on a legal opinion on issuance of such preferred stock, there is no assurance that the IRS would agree that dividends on the preferred stock are not preferential. If the IRS successfully disallowed the dividends paid deduction for dividends on the preferred stock, the Fund could lose the benefit of the special treatment afforded RICs under the Code.

The federal income tax rules governing the taxation of interest rate swaps are not entirely clear and may require the Fund to treat payments received under such arrangements as ordinary income and to amortize payments under certain circumstances. Additionally, because the treatment of swaps under the RIC qualification rules is also not clear, the Trust will limit its activity in this regard in order to maintain the Fund’s qualification as a RIC.

Under certain Code provisions, some shareholders may be subject to a withholding tax on ordinary income dividends, capital gain dividends and redemption payments (“backup withholding”). Generally, shareholders subject to backup withholding will be those for whom no certified taxpayer identification number is on file with the Fund or who, to the Fund’s knowledge, have furnished an incorrect number. When establishing an account, an investor must certify under penalty of perjury that such number is correct and that such investor is not otherwise subject to backup withholding tax.

Ordinary income dividends paid to shareholders who are nonresident aliens or foreign entities will be subject to a 30% U.S. withholding tax under existing provisions of the Code applicable to foreign individuals and entities unless a reduced rate of withholding or a withholding exemption is provided under applicable treaty law. Nonresident shareholders are urged to consult their own tax advisers concerning the applicability of the U.S. withholding tax.

Interest income from non-U.S. securities may be subject to withholding and other taxes imposed by the country in which the issuer is located. Tax conventions between certain countries and the United States may reduce or eliminate such taxes.

A loss realized on a sale or exchange of shares of the Fund will be disallowed if other Fund shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date that the shares are disposed of. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

Offers to Purchase Shares

Under current law, a shareholder who, pursuant to any tender offer, tenders all of his or her shares and who, after such tender offer, is not considered to own any shares under attribution rules contained in the Code will realize a taxable gain or loss depending upon such shareholder’s basis in the shares. Such gain or loss will be treated as capital gain or loss if the shares are held as capital assets. Different tax consequences may apply to tendering and non-tendering shareholders in connection with a tender offer, and these consequences will be disclosed in the related offering documents. For example, if a shareholder tenders less than all shares owned by or attributed to such shareholder, and if the distribution to such shareholder does not otherwise qualify as a sale or

43

exchange, the proceeds received will be treated as a taxable dividend, a return of capital or capital gain depending on the Fund’s earnings and profits and the shareholder’s basis in the tendered shares. Also, there is a remote risk that non-tendering shareholders may be considered to have received a deemed distribution which may be a taxable dividend in whole or in part. Shareholders may wish to consult their tax advisers prior to tendering. If holders of common stock whose shares are acquired by the Fund in the open market sell less than all shares owned by or attributed to them, a risk exists that these shareholders will be subject to taxable dividend treatment and a remote risk exists that the remaining shareholders may be considered to have received a deemed distribution.

The foregoing is a general and abbreviated summary of the applicable provisions of the Code and U.S. Department of the Treasury regulations presently in effect. For the complete provisions, reference should be made to the pertinent Code sections and the Treasury regulations promulgated thereunder. The Code and the Treasury regulations are subject to change by legislative, judicial, or administrative action either prospectively or retroactively. Ordinary income and capital gain dividends may also be subject to state and local taxes.

Shareholders are urged to consult their tax advisers regarding specific questions as to Federal, foreign, state or local taxes. Foreign investors should consider applicable foreign taxes in their evaluation of an investment in the Fund.

The Fund has received a ruling from the IRS to the effect that because the Trust is classified as a partnership for federal income tax purposes, the Fund will be entitled to look to the underlying assets of the Trust in which it has invested for purposes of satisfying various requirements of the Code applicable to RICs. If any of the facts upon which such ruling is premised change in any material respect (e.g., if the Trust were required to register its interests under the Securities Act of 1933, as amended), then the Board of Directors of the Fund will determine, in its discretion, the appropriate course of action for the Fund. One possible course of action would be to withdraw the Fund’s investment from the Trust and to retain an investment adviser to manage the Fund’s assets in accordance with the investment policies applicable to the Fund. See “Investment Objective and Policies.”

AUTOMATIC DIVIDEND REINVESTMENT PLAN

All dividends and capital gains distributions are reinvested automatically in full and fractional shares of the Fund at the net asset value per share next determined on the payable date of such dividend or distribution. A shareholder may at any time, by request to his Merrill Lynch Financial Advisor or by written notification to Merrill Lynch if the shareholder’s account is maintained with Merrill Lynch or by written notification or by telephone (1-800-MER-FUND) to the Transfer Agent if the shareholder’s account is maintained with the Transfer Agent, elect to have subsequent dividends or capital gains distributions, or both, paid in cash, rather than reinvested, in which event payment will be mailed on or about the payment date (provided that, in the event that a payment on an account maintained at the Transfer Agent would amount to $10 or less, a shareholder will not receive such payment in cash and such payment will be automatically reinvested in additional shares). Cash payments can also be directly deposited to the shareholder’s bank account. No early withdrawal charge will be imposed upon redemption of shares issued as a result of the automatic reinvestment of dividends or capital gains distributions. The Fund is not responsible for any failure of delivery to the shareholder’s address of record and no interest will accrue on amounts represented by uncashed distribution or redemption checks.

The automatic reinvestment of dividends and distributions does not relieve participants of any Federal income tax that may be payable (or required to be withheld) on such dividends or distributions. See “Taxes”.

44

NET ASSET VALUE

The net asset value per share of the Fund’s common stock is determined Monday through Friday as of the close of business on the NYSE (generally, the NYSE closes at 4:00 p.m., Eastern time), on each business day during which the NYSE is open for trading based on prices at the time of closing. The NYSE is not open on New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Net asset value of a share of the Fund’s common stock is equal to the Fund’s proportionate interest in the net assets of the Trust, plus any cash or other assets of the Fund minus all liabilities (including accrued expenses) of the Fund, minus the aggregate liquidation value of any outstanding shares of preferred stock of the Fund, divided by the number of shares of common stock of the Fund outstanding. Expenses, including the fees payable to the Investment Adviser, are accrued daily.

The Trust’s corporate loans will be valued in accordance with guidelines established by the Board of Trustees. Under the Trust’s current guidelines, the Trust will utilize the valuations of corporate loans furnished by an independent third-party pricing service approved by the Board of Trustees. The pricing service typically values corporate loans for which the pricing service can obtain at least two price quotations from banks or dealers in corporate loans by calculating the mean of the last available bid and asked prices in the market for such corporate loans, and then using the mean of those two means. For those corporate loans for which the pricing service can obtain one price quote, the pricing service will value the corporate loan at the mean between the bid and asked price for such corporate loan. For the limited number of corporate loans for which no reliable price quotes are available, such corporate loans will be valued by the pricing service through the use of pricing matrices to determine valuations. If the pricing service does not provide a value for a corporate loan, the Investment Adviser will value the corporate loan at fair value, which is intended to be market value. In valuing a corporate loan at fair value, the Investment Adviser will consider, among other factors (i) the creditworthiness of the borrower and any intermediate participants, (ii) the current interest rate period until the next interest rate resets and maturity of the corporate loan, (iii) recent prices in the market for similar corporate loans, if any, and (iv) recent prices in the market for instruments of similar quality, rate period until the next interest rate reset and maturity.

Other portfolio securities (other than short-term obligations but including listed issues) may be valued on the basis of prices furnished by one or more pricing services which determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. In certain circumstances, such other portfolio securities are valued at the last sale price on the exchange that is the primary market for such securities, or the last quoted bid price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day. The value of interest rate swaps, caps and floors is determined in accordance with a formula and then confirmed periodically by obtaining a bank quotation. Positions in options are valued at the last sale price on the market where any such option is principally traded. Obligations with remaining maturities of 60 days or less are valued at amortized cost unless this method no longer produces fair valuations. Repurchase agreements are valued at cost plus accrued interest. Rights or warrants to acquire stock, or stock acquired pursuant to the exercise of a right or warrant for which market quotations are not readily available, may be valued taking into account various factors such as original cost to the Trust, earnings and net worth of the issuer, market prices for securities of similar issuers, assessment of the issuer’s future prosperity, liquidation value or third party transactions involving the issuer’s securities. Securities for which there exist no price quotations or valuations and all other assets are valued at fair value as determined in good faith by or on behalf of the Board of Trustees of the Trust.

45

Generally, trading in non-U.S. securities, as well as U.S. Government securities and money market instruments, is substantially completed each day at various times prior to the close of business on the NYSE. The values of such securities used in computing the net asset value of the Fund’s shares are determined as of such times. Foreign currency exchange rates are also generally determined prior to the close of business on the NYSE. Occasionally, events affecting the values of such securities and such exchange rates may occur between the times at which they are determined and the close of business on the NYSE that may not be reflected in the computation of the Fund’s net asset value. If events materially affecting the value of such securities occur during such periods, then these securities will be valued at their fair value as determined in good faith by the Board of Directors of the Fund.

PERFORMANCE DATA

From time to time the Fund may include its yield and/or total return for various specified time periods in advertisements or information furnished to present or prospective shareholders.

The yield of the Fund refers to the income generated by an investment in the Fund over a stated period. Yield is calculated by annualizing the most recent monthly distribution and dividing the product by the average maximum offering price. For the fiscal year ended August 31, 2002, the Fund earned $0.418 per share income dividends, representing a net annualized yield of 4.84%, based on a month-end per share net asset value of $8.64.

The Fund also may quote annual total return and aggregate total return performance data. Total return quotations for the specified periods will be computed by finding the rate of return (based on net investment income and any capital gains or losses on portfolio investments over such periods) that would equate the initial amount invested to the redeemable value of such investment at the end of the period.

On October 6, 2000, the Trust commenced operations by acquiring all of the portfolio investments of the Fund. The Fund is currently the only “feeder” fund that invests in the Trust. For the fiscal year ended August 31, 2002, the total return of the Fund was -5.32%, based on the change in per share net asset value from $9.55 to $8.64, and assuming reinvestment of $0.419 per share income dividends. For the period March 26, 1999 (commencement of operations) to August 31, 2002, the aggregate total return of the Fund was 8.34%, based on the change in per share net asset value from $10.00 to $8.64, and assuming reinvestment of $2.19 per share income dividends.

The calculation of yield and total return does not reflect the imposition of any early withdrawal charges.

Yield and total return figures are based on the Fund’s historical performance and are not intended to indicate future performance. The Fund’s yield is expected to fluctuate, and its total return varies depending on market conditions, the corporate loans and other securities comprising the Trust’s portfolio, the Trust’s and the Fund’s operating expenses and the amount of net realized and unrealized capital gains or losses during the period.

On occasion, the Fund may compare its yield to (1) the Prime Rate, quoted daily in The Wall Street Journal as the base rate on corporate loans at large U.S. money center commercial banks, (2) the certificate of deposit (CD) rate, quoted daily in The Wall Street Journal as the average of top rates paid by major New York banks on primary new issues of negotiable CDs, usually on amounts of $1 million and more, (3) one or more averages compiled by iMoneyNet, Inc.’s Money Fund Report, a widely recognized independent publication that monitors the performance of money market mutual funds, (4) the average yield reported by the Bank Rate Monitor National IndexTM for money market deposit accounts offered by the 100 leading banks and thrift institutions in the ten largest standard metropolitan statistical areas, (5) yield data published by Lipper Analytical Services, Inc.,

46

or (6) the yield on an investment in 90-day Treasury bills on a rolling basis, assuming quarterly compounding. In addition, the Fund may compare the Prime Rate, the CD rate, the iMoneyNet, Inc.’s averages and the other yield data described above to each other. As with yield quotations, yield comparisons should not be considered indicative of the Fund’s yield or relative performance for any future period.

GENERAL INFORMATION

Organization of the Fund

The Fund is a Maryland corporation incorporated on February 9, 1999.

The Fund is authorized to issue 1,000,000,000 shares of capital stock, par value $.10 per share, all of which shares are initially classified as common stock. The Board of Directors is authorized, however, to classify and reclassify any unissued shares of capital stock by setting or changing in any one or more respects the designation and number of shares of any such class or series, and the nature, rates, amounts and times at which and the conditions under which dividends shall be payable on, and the voting, conversion, redemption and liquidation rights of, such class or series and any other preferences, rights, restrictions and qualifications applicable thereto.

Shares of common stock, when issued and outstanding, are fully paid and non-assessable. Shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders upon liquidation of the Fund.

The Fund sends unaudited reports at least semi-annually and audited annual financial statements to all of its shareholders of record.

The following table sets forth the authorized amount of shares of the Fund, the number of shares held by the Fund for its own account and the total amount of shares outstanding as of November 30, 2002, exclusive of that held by the Fund.

Class of Shares	Amount Authorized	Amount Held by Fund for Own Account	Amount Outstanding November 30, 2002 (Exclusive of Amount Held by Fund for Own Account)
Common Stock	1,000,000,000	0	$

The Fund is a “feeder” fund that invests in the Trust. Investors in the Fund will acquire an indirect interest in the Trust. The Trust accepts investments from other feeder funds, and all of the feeders of the Trust bear the Trust’s expenses in proportion to their assets. This structure may enable the Fund to reduce costs through economies of scale. A larger investment portfolio also may reduce certain transaction costs to the extent that contributions to and redemptions from the Trust from different feeders may offset each other and produce a lower net cash flow. However, each feeder can set its own transaction minimums, fund-specific expenses, and other conditions. This means that one feeder could offer access to the same Trust on more attractive terms, or could experience better performance, than another feeder.

Voting Rights

Shareholders are entitled to one vote for each full share held and fractional votes for fractional shares held in the election of Directors (to the extent hereinafter provided) and on other matters submitted to the vote of shareholders. Voting rights are not cumulative, so that the holders of more than 50% of the shares voting in the election of Directors can, if they choose to do so, elect all the Directors of the Fund, in which event the holders of the remaining shares would be unable to elect any person as a Director.

47

Whenever the Trust holds a vote of its feeder funds, the Fund will pass the vote through to its own shareholders. Smaller feeder funds may be harmed by actions of larger feeder funds. For example, a larger feeder fund could have more voting power than the Fund over the operations of the Trust. The Fund may withdraw from the Trust at any time and may invest its assets in another pooled investment vehicle or retain an investment adviser to manage the Fund’s assets directly.

There normally will be no meeting of shareholders for the purpose of electing Directors unless and until such time as less than a majority of the Directors holding office have been elected by the shareholders, at which time the Directors then in office will call a shareholders’ meeting for the election of Directors. Shareholders may, in accordance with the terms of the Articles of Incorporation, cause a meeting of shareholders to be held for the purpose of voting on the removal of Directors. Also, the Fund will be required to call a special meeting of shareholders in accordance with the requirements of the 1940 Act to seek approval of new management and advisory arrangements, of a material increase in account maintenance or distribution fees or of a change in fundamental policies, objectives or restrictions. Except as set forth above, the Directors of the Fund shall continue to hold office and appoint successor Directors. Each issued and outstanding share of the Fund is entitled to participate equally with other shares of the Fund in dividends and distributions declared and in net assets upon liquidation or dissolution remaining after satisfaction of outstanding liabilities, except for any expenses which may be attributable to only one class. Shares that are issued will be fully-paid and non-assessable by the Fund.

The Trust is organized as a Delaware business trust. Whenever the Fund is requested to vote on any matter relating to the Trust, the Fund will hold a meeting of the Fund’s shareholders and will cast its votes as instructed by the Fund’s shareholders.

Preferred Stock

The Fund does not currently anticipate issuing preferred stock. However, if the Fund issues preferred stock and so long as any shares of the Fund’s preferred stock are outstanding, holders of common stock would not be entitled to receive any net income of or other distributions from the Fund unless all accumulated dividends on preferred stock have been paid, and unless asset coverage (as defined in the 1940 Act) with respect to preferred stock would be at least 200% after giving effect to such distributions. During the term of the Trust’s revolving credit facility, the Fund and the Trust may not issue any additional capital stock other than common stock. See “Borrowings by the Trust”.

Certain Provisions of the Articles of Incorporation

The Fund’s Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Directors and could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. A Director elected by all holders of capital stock or by the holders of preferred stock may be removed from office only for cause by vote of the holders of at least 66 2/3% of the shares of capital stock or preferred stock, as the case may be, of the Fund entitled to be voted on the matter.

In addition, the Articles of Incorporation require the favorable vote of the holders of at least 66 2/3% of the Fund’s shares of capital stock, then entitled to be voted, voting as a single class, to approve, adopt or authorize the following:

(i) a merger or consolidation or statutory share exchange of the Fund with other corporations;

48

(ii) a sale of all or substantially all of the Fund’s assets (other than in the regular course of the Fund’s investment activities); or

(iii) a liquidation or dissolution of the Fund,

unless such action has been approved, adopted or authorized by the affirmative vote of two-thirds of the total number of Directors fixed in accordance with the by-laws, in which case the affirmative vote of a majority of the Fund’s shares of capital stock is required. Following any issuance of preferred stock, it is anticipated that the approval, adoption or authorization of the foregoing would also require the favorable vote of a majority of the Fund’s shares of preferred stock then entitled to be voted, voting as a separate class.

The Board of Directors has determined that the 66 2/3% voting requirements described above, which are greater than the minimum requirements under Maryland law or the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Articles of Incorporation on file with the Commission for the full text of these provisions.

CUSTODIAN

The Bank of New York, 100 Church Street, New York, New York 10286, acts as custodian of the Trust’s assets and the Fund’s assets (the “Custodian”). Under its contract with the Trust and the Fund, the Custodian is authorized to establish separate accounts in foreign currencies and to cause foreign securities owned by the Trust and the Fund to be held in its offices outside the United States and with certain foreign banks and securities depositories. The Custodian is responsible for safeguarding and controlling the Trust’s and the Fund’s cash and securities, handling the receipt and delivery of securities and collecting interest and dividends on the Trust’s and the Fund’s investments.

TRANSFER AGENT, DIVIDEND DISBURSING AGENT AND SHAREHOLDER SERVICING AGENT

The Transfer Agent for the shares of the Fund is Financial Data Services, Inc., 4800 Deer Lake Drive East, Jacksonville, Florida 32246-6484.

The Transfer Agent, which is a subsidiary of ML & Co., acts as the Fund’s transfer agent pursuant to a Transfer Agency, Dividend Disbursing Agency and Shareholder Servicing Agency Agreement (the “Transfer Agency Agreement”). Pursuant to the Transfer Agency Agreement, the Transfer Agent is responsible for the issuance, transfer and tender of shares and the opening and maintenance of shareholder accounts. For the fiscal year ended August 31, 2001, the Transfer Agent received an annual fee of up to $14.00 per shareholder account, and is entitled to reimbursement for certain transaction charges and out-of-pocket expenses incurred by it under the Transfer Agency Agreement. Additionally, a $.20 monthly closed account charge was assessed on all accounts that close during the calendar year. This fee schedule has been changed and the Fund currently pays between $19.00 and $23.00 for each account, depending on the level of services required. The Fund continues to reimburse the Transfer Agent’s reasonable out-of-pocket expenses but it no longer pays a transaction charge or closed account charges. For purposes of the Transfer Agency Agreement, the term “account” includes a shareholder account maintained directly by the Transfer Agent and any other account representing the beneficial interest of a person in the relevant share class on a recordkeeping system, provided the recordkeeping system is maintained by a subsidiary of ML & Co.

49

The table below sets forth the Transfer Agent fees paid by the Fund for the periods indicated:

Fiscal year ended August 31,	Transfer Agent Fees*
2002	$158,415
2001**	$161,558
2000	$113,863

*	During the fiscal years ended August 31, 2000 and 2001, the Fund/Trust paid fees to the Transfer Agent at lower rates than the ones currently in effect. If the current rates had been in effect for these periods, the fees paid may have been higher. The current rates became effective on July 1, 2001.
**	The Trust commenced operations on October 6, 2000.

LEGAL COUNSEL

Certain legal matters in connection with the common stock offered hereby are passed on for the Fund and Trust by Sidley Austin Brown & Wood LLP, 787 Seventh Avenue, New York, New York.

REPORTS TO SHAREHOLDERS

The fiscal year end for the Fund and the Trust ends on August 31 of each year. You may request a copy of the Fund’s Annual Report at no charge by calling 1-800-637-3863 between 8:30 a.m. and 5:30 p.m. on any business day.

Only one copy of each shareholder report and certain shareholder communications will be mailed to each identified shareholder regardless of the number of accounts such shareholder has. If you wish to receive separate copies of each report and communication for each of the related accounts, you should notify in writing:

Financial Data Services, Inc. P.O. Box 45289 Jacksonville, Florida 32232-5289

The written notification should include the shareholder’s name, address, tax identification number and Merrill Lynch and/or mutual fund account numbers. If you have any questions regarding this, please call your Merrill Lynch Financial Advisor or Financial Data Services, Inc. at (800) 637-3863.

The Fund will send unaudited reports at least semi-annually and audited annual financial statements to all of its shareholders of record.

FINANCIAL STATEMENTS

The Fund’s audited financial statements are included in its 2002 Annual Report to shareholders, which is incorporated by reference in this Prospectus. You may request a copy of the Annual Report at no charge by calling (800) 637-3863 between 8:30 a.m. and 5:30 p.m. on any business day.

INDEPENDENT AUDITORS

Deloitte &Touche LLP, Two World Financial Center, New York, New York 10281-1008, has been selected as the independent auditors of the Fund and the Trust. The selection of independent auditors is subject to approval by the non-interested Directors of the Fund and the Trust. The independent auditors are responsible for auditing the financial statements of the Fund and the Trust.

50

ACCOUNTING SERVICES PROVIDER

State Street Bank and Trust Company, 500 College Road East, Princeton, New Jersey 08540, provides certain accounting services for the Fund and the Trust.

ADDITIONAL INFORMATION

The Fund is subject to the informational requirements of the 1934 Act and the 1940 Act and in accordance therewith is required to file reports and other information with the Commission. Any such reports and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Pacific Regional Office, at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036; and Midwest Regional Office, at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site at http://www.sec.gov containing reports and information statements and other information regarding registrants, including the Fund, that file electronically with the Commission.

Additionally information regarding the Fund is contained in the Registration Statement on Form N-2 including amendments, exhibits and schedules thereto, relating to such shares filed by the Fund with the Commission in Washington, D.C. This prospectus does not contain all of the information set forth in the Registration Statement, including any amendments, exhibits and schedules thereto. For further information with respect to the Fund and the shares offered hereby, reference is made to the Registration Statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the Commission’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission.

To the knowledge of the Fund, no person or entity owned beneficially or of record 5% or more of the Fund’s shares as of November 1, 2002.

51

APPENDIX

DESCRIPTION OF CORPORATE BOND RATINGS

Description of Moody’s Investors Service, Inc.’s (“Moody’s”) Long Term Ratings: Bonds and Preferred Stock

Aaa	Bonds and preferred stock which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt edged.” Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa	Bonds and preferred stock which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

A	Bonds and preferred stock which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa	Bonds and preferred stock which are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba	Bonds and preferred stock which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B	Bonds and preferred stock which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa	Bonds and preferred stock which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca	Bonds and preferred stock which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C	Bonds and preferred stock which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

A-1

Moody’s assigns ratings to individual debt securities issued from medium-term note (MTN) programs, in addition to indicating ratings to MTN programs themselves. Notes issued under MTN programs with such indicated ratings are rated at issuance at the rating applicable to all pari passu notes issued under the same program, at the program’s relevant indicated rating, provided such notes do not exhibit any of the characteristics listed below. For notes with any of the following characteristics, the rating of the individual note may differ from the indicated rating of the program:

1.	Notes containing features which link the cash flow and/or market value to the credit performance of any third party or parties.

2.	Notes allowing for negative coupons, or negative principal.

3.	Notes containing any provision which could obligate the investor to make any additional payments.

Market participants must determine whether any particular note is rated, and if so, at what rating level. Moody’s encourages market participants to contact Moody’s Ratings Desks directly if they have questions regarding ratings for specific notes issued under a medium-term note program.

Note: Moody’s applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Description of Moody’s Prime Rating System

Moody’s short-term ratings are opinions of the ability of issuers to honor senior financial obligations and contracts. Such obligations generally have an original maturity not exceeding one year, unless explicitly noted.

Moody’s employs the following designations, all judged to be investment grade, to indicate the relative repayment ability of rated issuers:

Prime-1 Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:
•	Leading market positions in well-established industries.
•	High rates of return on funds employed.
•	Conservative capitalization structure with moderate reliance on debt and ample asset protection.
•	Broad margins in earnings coverage of fixed financial charges and high internal cash generation.
•	Well-established access to a range of financial markets and assured sources of alternate liquidity.

Prime-2 Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above, but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation than is the case for Prime-2 securities. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

A-2

Prime-3 Issuers (or supporting institutions) rated Prime-3 have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt-protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

Not Prime Issuers rated Not Prime do not fall within any of the Prime rating categories.

In addition, in certain countries the prime rating may be modified by the issuer’s or guarantor’s senior unsecured long-term debt rating.

Description of Standard & Poor’s (“Standard & Poor’s”) Issue Credit Rating Definitions

A Standard & Poor’s issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.

Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor’s from other sources it considers reliable. Standard & Poor’s does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the United States, for example, that means obligations with an original maturity of no more than 365 days - including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term ratings address the put feature, in addition to the usual long term rating. Medium-term notes are assigned long term-ratings.

Description of S&P’s Long-Term Issue Credit Ratings

Issue credit ratings are based in varying degrees, on the following considerations:

1.	Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

2.	Nature of and provisions of the obligation; and

3.

Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

The issue ratings definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

A-3

AAA	An obligation rated ‘AAA’ has the highest rating assigned by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

AA	An obligation rated ‘AA’ differs from the highest rated obligations only in small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

A	An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor’s capacity to meet its financial commitment on the obligations is still strong.

BBB	An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’ and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major exposures to adverse conditions.

BB	An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B	An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitment on the obligations. Adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.

CCC	An obligation rated ‘CCC’ has a current vulnerability to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligations. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC	An obligation rated ‘CC’ is currently highly vulnerable to nonpayment.

C	A subordinated debt or preferred stock obligation rated ‘C’ is CURRENTLY HIGHLY VULNERABLE to nonpayment. The ‘C’ rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but nonpayments on this obligation are being continued. A `C’ also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

D	An obligation rated ‘D’ is in payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard &Poor’s believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or Minus (–): The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

A-4

r	This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating.

N.R.	This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard &Poor’s does not rate a particular type of obligation as a matter of policy.

Description of S & P’s Short-Term Issue Credit Ratings

A-1	A short-term obligation rated ‘A-1’ is rated in the highest category by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

A-2	A short-term obligation rated ‘A-2’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.

A-3	A short-term obligation rated ‘A-3’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B	A short-term obligation rated ‘B’ is regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

C	A short-term obligation rated ‘C’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D	A short-term obligation rated ‘D’ is in payment default. The ‘D’ rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard &Poor’s believes that such payments will be made during such grace period. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Local Currency and Foreign Currency Risks

Country risk considerations are a standard part of Standard & Poor’s analysis for credit ratings on any issuer or issue. Currency of repayment is a key factor in this analysis. An obligor’s capacity to repay foreign currency obligations may be lower than its capacity to repay obligations in its local currency due to the sovereign government’s own relatively lower capacity to repay external versus domestic debt. These sovereign risk considerations are incorporated in the debt ratings assigned to specific issues. Foreign currency issuer ratings are also distinguished from local currency issuer ratings to identify those instances where sovereign risks make them different for the same issuer.

A-5

[1]	POTENTIAL INVESTORS Open an account (two options).	[2]
MERRILL LYNCH FINANCIAL ADVISOR OR SECURITIES DEALER Advises shareholders on their Fund investments.

TRANSFER AGENT

Financial Data Services, Inc.

ADMINISTRATIVE OFFICES
4800 Deer Lake Drive East
Jacksonville, Florida 32246-6484

MAILING ADDRESS
P.O. Box 45289
Jacksonville, Florida 32232-5289

Performs recordkeeping and
reporting services.

DISTRIBUTOR FAM Distributors, Inc. P.O. Box 9081 Princeton, New Jersey 08543-9081 Arranges for the sale of Fund shares.
COUNSEL Sidley Austin Brown & Wood 787 Seventh Avenue New York, New York 10019 Provides legal advice to the Trust and the Fund.	THE FUND The Board of Directors oversees the Fund.	CUSTODIAN The Bank of New York 100 Church Street New York, New York 10286 Holds the Trust’s assets for safekeeping.

INDEPENDENT AUDITORS Deloitte & Touche LLP Two World Financial Center New York, New York 10281-1008 Audits the financial statements of the Trust and the Fund on behalf of the shareholders.	ACCOUNTING SERVICES PROVIDER State Street Bank and Trust Company 500 College Road East Princeton, New Jersey 08540 Provides certain accounting services to the Fund and the Trust.

INVESTMENT ADVISER

Fund Asset Management, L.P.

ADMINISTRATIVE OFFICES
800 Scudders Mill Road
Plainsboro, New Jersey 08536

MAILING ADDRESS
P.O. Box 9011
Princeton, New Jersey 08543-9011

TELEPHONE NUMBER
1-800-MER-FUND

Manages the Trust’s and the Fund’s day-to-day activities.

MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC.

Information about the Fund can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Call 1-202-942-8090 for information on the operation of the public reference room. This information is also available on the SEC’s Internet site at http://www.sec.gov and copies may be obtained upon payment of a duplicating fee by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Section of the SEC, Washington, D.C. 20549-0102.

You should rely only on the information contained in this prospectus. No one is authorized to provide you with information that is different.

Code #19056-12-02

[LOGO] Merrill Lynch Investment Managers

Merrill Lynch Senior Floating Rate Fund II, Inc.

Prospectus

December , 2002

Distributor: FAM Distributors, Inc.

This prospectus should be retained for future reference.

PART C. OTHER INFORMATION

Item 24. Financial Statements and Exhibits.

(1) Financial Statements:

Part A:
Financial Highlights for the fiscal years ended August 31, 2002, August 31, 2001 and August 31, 2000 and the period March 26, 1999 (commencement of operations) to August 31, 1999.*

Part B:
	Statement of Assets and Liabilities as of August 31, 2002.*
Statement of Operations for the fiscal year ended August 31, 2002.*
Statements of Changes in Net Assets for the fiscal years ended August 31, 2001 and 2002.*
Financial Highlights for the fiscal years ended August 31, 2002, August 31, 2001 and August 31, 2000 and the period March 26, 1999 (commencement of operations) to August 31, 1999.*
Schedule of Investments of the Trust as of August 31, 2002.*
Statement of Assets and Liabilities of the Trust as of August 31, 2002.*
Statement of Operations of the Trust for the fiscal year ended August 31, 2002.*
Statement of Changes in Net Assets for the Trust for the period October 6, 2000 (commencement of operations) to August 31, 2001 and for the fiscal year ended August 31, 2002.*
Statement of Cash Flows for the Trust for the fiscal year ended August 31, 2002.*
Financial Highlights of the Trust for the fiscal year ended August 31, 2002, and for the period October 6, 2000 (commencement of operations) to August 31, 2001.*

*	Incorporated by reference to the Registrant’s Annual Report filed with the Securities and Exchange Commission (the “Commission”) on October 29, 2002.

(2) Exhibits:

Exhibit Number			Description
(a)	(1)	—	Articles of Incorporation of Registrant.(a)
	(2)	—	Articles of Amendment to the Articles of Incorporation.(f)
(b)		—	By-Laws of Registrant.(a)
(c)		—	None.
(d)	(1)	—	Portions of the Articles of Incorporation and By-laws of the Registrant defining the rights of holders of shares of the Registrant.(b)
	(2)	—	Form of specimen certificate for common stock.(a)
(e)		—	None.
(f)		—	None.
(g)		—	Form of Administration Agreement between Registrant and Fund Asset Management, L.P. (the “Investment Adviser” or “FAM”).(f)
(h)	(1)	—	Form of Distribution Agreement between Registrant and FAM Distributors, Inc. (formerly known as Princeton Funds Distributor, Inc.).(a)
	(2)	—	Form of Selected Dealer Agreement.(a)
(i)		—	None.
(j)		—	Form of Custody Agreement between Registrant and The Bank of New York.(i)
(k)	(1)	—	Amendment to the Transfer Agency, Dividend Disbursing Agency and Shareholder Servicing Agency Agreement.
	(2)	—	Form of License Agreement between Merrill Lynch & Co., Inc. and Registrant relating to use by Registrant of Merrill Lynch name.(a)

C-1

Exhibit Number			Description
	(3)	—	Amended and Restated Credit Agreement between the Trust and a syndicate of banks.(d)
	(4)	—	Form of Second Amended and Restated Credit Agreement among the Trust, a syndicate of banks and certain other parties.(i)
	(5)	—	Form of Administrative Services Agreement between the Registrant and State Street Bank and Trust Company.(h)
(l)		—	Opinion and Consent of Brown & Wood LLP.(e)
(m)		—	None.
(n)		—	Consent of Deloitte & Touche LLP, independent auditors for Registrant and the Trust.
(o)		—	None.
(p)		—	Certificate of Fund Asset Management, L.P.(a)
(q)		—	None.
(r)		—	Financial Data Schedule.(c)

(a)	Filed on February 11, 1999 as an Exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-72137).
(b)	Reference is made to Article V, Article VI (Sections 2, 3, 4, 5 and 6), Article VII, Article VIII, Article X, Article XI, Article XII and Article XIII of the Registrant’s Articles of Incorporation, filed herewith as Exhibit (a) to the Registration Statement; and to Article II, Article III (Sections 1, 3, 5 and 17), Article VI, Article VII, Article XII, Article XIII and Article XIV of the Registrant’s By-laws, previously filed as Exhibit (b) to the Registration Statement.
(c)	Filed on March 22, 1999 as an Exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-72137).
(d)	Incorporated by reference to Exhibit (b) to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (File No. 333-15973) filed on December 14, 2000.
(e)	Filed on November 2, 1999 as an Exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-90189).
(f)	Filed on October 6, 2000 as an Exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-90189).
(g)	Incorporated by reference to Exhibit 8(d) to Post Effective Amendment No. 1 to the Registration Statement of Form N-1A of Merrill Lynch Focus Twenty Fund, Inc. (File No. 333-89775) filed on March 20, 2001.
(h)	Incorporated by reference to Exhibit 7 to the Registration Statement on Form N-1A of the Asset Program, Inc. (File No. 33-53887) filed on March 21, 2002.
(i)	Incorporated by reference to Exhibit (b)(2) of the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (File No. 333-39837), filed on December 14, 2001.

Item 25. Marketing Arrangements.

See Exhibits (h)(1) and (h)(2).

Item 26. Other Expenses of Issuance and Distribution.

Not applicable.

Item 27. Persons Controlled by or under Common Control with Registrant.

As of the date of this registration statement, the Registrant owns beneficial interests in Master Senior Floating Rate Trust (the “Trust”). Mercury Senior Floating Rate Fund, Inc. owns the remainder of the beneficial interests in the Trust.

Item 28. Number of Holders of Securities.

Title of Class	Number of Holders September 30, 2002
Shares of Common Stock, par value $0.10 per share	6,500

Note: The number of holders shown above includes holders of record plus beneficial owners whose shares are held of record by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”).

Item 29. Indemnification.

Reference is made to Article IV of the Registrant’s Articles of Incorporation, Article VI of the Registrant’s By-laws, Section 2-418 of the Maryland General Corporation Law and Section 9 of the Distribution Agreement.

C-2

Article VI of the By-laws provides that each officer and director of the Registrant shall be indemnified by the Registrant to the full extent permitted under the General Laws of the State of Maryland, except that such indemnity shall not protect any such person against any liability to the Registrant or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Absent a court determination that an officer or director seeking indemnification was not liable on the merits or guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, the decision by the Registrant to indemnify such person must be based upon the reasonable determination of independent counsel or non-party independent directors, after review of the facts, that such officer or director is not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

The Registrant may purchase insurance on behalf of an officer or director protecting such person to the full extent permitted under the General Laws of the State of Maryland from liability arising from his activities as officer or director of the Registrant. The Registrant, however, may not purchase insurance on behalf of any officer or director of the Registrant that protects or purports to protect such person from liability to the Registrant or to its stockholders to which such officer or director would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

Insofar as the conditional advancing of indemnification moneys for actions based upon the Investment Company Act of 1940, as amended (the “1940 Act”), may be concerned, such payments will be made only on the following conditions: (i) the advances must be limited to amounts used, or to be used, for the preparation or presentation of a defense to the action, including costs connected with the preparation of a settlement; (ii) advances may be made only upon receipt of a written promise by, or on behalf of, the recipient to repay that amount of the advance which exceeds the amount to which it is ultimately determined that he is entitled to receive from the Registrant by reason of indemnification; and (iii)(a) such promise must be secured by a surety bond, other suitable insurance or an equivalent form of security which assures that any repayments may be obtained by the Registrant without delay or litigation, which bond, insurance or other form of security must be provided by the recipient of the advance, of (b) a majority of a quorum of the Registrant’s disinterested, nonparty Directors, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that the recipient of the advance ultimately will be found entitled to indemnification.

In Section 9 of the Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify the Distributor and each person, if any, who controls the Distributor within the meaning of the Securities Act of 1933, as amended (the “1933 Act”), against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to Directors, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 30. Business and Other Connections of Investment Adviser.

(a) FAM acts as the investment adviser for the following open-end registered investment companies: CBA Money Fund, CMA Government Securities Fund, CMA Money Fund, CMA Multi-State Municipal Series Trust, CMA Tax-Exempt Fund, CMA Treasury Fund, Financial Institutions Series Trust, Master Basic Value Trust,

C-3

Master Focus Twenty Trust, Master Large Cap Series Trust, Master Mid Cap Value Trust, Master U.S. High Yield Trust, Mercury Global Holdings, Inc., Mercury Funds, Merrill Lynch Bond Fund, Inc., Merrill Lynch California Municipal Series Trust, Merrill Lynch Focus Value Fund, Inc., Merrill Lynch Funds for Institutions Series, Merrill Lynch Multi-State Limited Maturity Municipal Series Trust, Merrill Lynch Multi-State Municipal Series Trust, Merrill Lynch Municipal Bond Fund, Inc., Merrill Lynch U.S. Government Mortgage Fund, Inc., Merrill Lynch World Income Fund, Inc., The Asset Program, Inc., The Corporate Fund Accumulation Program, Inc. and The Municipal Fund Accumulation Program, Inc.; and for the following closed-end registered investment companies: Apex Municipal Fund Inc., Corporate High Yield Fund, Inc., Corporate High Yield Fund II, Inc., Corporate High Yield Fund III, Inc., Corporation High Yield Fund IV, Inc., Corporate High Yield Fund V, Inc., Debt Strategies Fund, Inc., Master Senior Floating Rate Trust, MuniAssets Fund, Inc., MuniEnhanced Fund, Inc., MuniHoldings Fund, Inc., MuniHoldings California Insured Fund, Inc., MuniHoldings Florida Insured Fund, MuniHoldings Insured Fund, Inc., MuniHoldings New Jersey Insured Fund, Inc., MuniHoldings New York Insured Fund, Inc., MuniInsured Fund, Inc., MuniVest Fund, Inc., MuniVest Fund II, Inc., MuniYield Arizona Fund, Inc., MuniYield California Fund, Inc., MuniYield California Insured Fund, Inc., MuniYield Florida Fund, MuniYield Florida Insured Fund, MuniYield Fund, Inc., MuniYield Insured Fund, Inc., MuniYield Michigan Insured Fund, Inc., MuniYield Michigan Insured Fund II, Inc., MuniYield New Jersey Fund, Inc., MuniYield New Jersey Insured Fund, Inc., MuniYield New York Insured Fund, Inc., MuniYield Pennsylvania Insured Fund, MuniYield Quality Fund, Inc., MuniYield Quality Fund II and Senior High Income Portfolio, Inc.

(b) Merrill Lynch Investment Managers, L.P. (“MLIM”), an affiliate of the Investment Adviser, acts as the investment adviser for the following open-end registered investment companies: Global Financial Services Master Trust, Merrill Lynch Balanced Capital Fund, Inc., Merrill Lynch Developing Capital Markets Fund, Inc., Merrill Lynch Disciplined Equity Fund, Inc., Merrill Lynch Dragon Fund, Inc., Merrill Lynch Emerging Markets Debt Fund, Inc., Merrill Lynch Equity Income Fund, Merrill Lynch EuroFund, Merrill Lynch Fundamental Growth Fund, Inc., Merrill Lynch Global Allocation Fund, Inc., Merrill Lynch Global Bond Fund for Investment and Retirement, Merrill Lynch Global Growth Fund, Inc., Merrill Lynch Global SmallCap Fund, Inc., Merrill Lynch Global Technology Fund, Inc., Merrill Lynch Global Value Fund, Inc., Merrill Lynch Growth Fund, Merrill Lynch Healthcare Fund, Inc., Merrill Lynch Index Funds, Inc., Merrill Lynch International Equity Fund, Merrill Lynch Latin America Fund, Inc., Merrill Lynch Municipal Series Trust, Merrill Lynch Natural Resources Trust, Merrill Lynch Pacific Fund, Inc., Merrill Lynch Ready Assets Trust, Merrill Lynch Retirement Series Trust, Merrill Lynch Series Fund, Inc., Merrill Lynch Short Term U.S. Government Fund, Merrill Lynch U.S.A. Government Reserves, Merrill Lynch U.S. Treasury Money Fund, Merrill Lynch Utilities and Telecommunications Fund, Inc., The Asset Program, Inc., Merrill Lynch Variable Series Fund, Inc. and for the following closed-end registered investment companies: Merrill Lynch Senior Floating Rate Fund, Inc. and the S&P 500® Protected Equity Fund, Inc. MLIM also acts as sub-adviser to Merrill Lynch World Strategy Portfolio and Merrill Lynch Basic Value Equity Portfolio, two investment portfolios of EQ Advisors Trust.

The address of each of these registered investment companies is P.O. Box 9011, Princeton, New Jersey 08543-9011. The address of Merrill Lynch Funds for Institutions Series and Merrill Lynch Intermediate Government Bond Fund is One Financial Center, 23rd Floor, Boston, Massachusetts 02110-2665. The address of the Investment Adviser, MLIM, Princeton Services, Inc. (“Princeton Services”) and Princeton Administrators, L.P. is also P.O. Box 9011, Princeton, New Jersey 08543-9011. The address of FAM Distributors, Inc. (“FAMD”) and of Merrill Lynch Funds Distributor (“MLFD”) is P.O. Box 9081, Princeton, New Jersey 08543-9081. The address of Merrill Lynch and Merrill Lynch & Co., Inc. (“ML & Co.”) is 800 Scudders Mill Road, Plainboro, New Jersey 08536. The address of Financial Data Services, Inc. (“FDS”) is 4800 Deer Lake Drive East, Jacksonville, Florida 32246-6484.

C-4

Set forth below is a list of each executive officer and director of the Investment Adviser indicating each business, profession, vocation or employment of a substantial nature in which each such person has been engaged since September 1, 2000 for his, her or its own account or in the capacity of director, officer, employee, partner or trustee. In addition, Mr. Glenn is President and Mr. Burke is Vice President and Treasurer of all or substantially all of the investment companies listed in the first two paragraphs of this Item 30 and Mr. Doll is an officer of one or more of such companies.

Name	Position with Investment Adviser	Other Substantial Business, Profession, Vocation or Employment
ML & Co.	Limited Partner	Financial Services Holding Company; Limited Partner of MLIM

Princeton Services	General Partner	General Partner of MLIM

Robert C. Doll	President	President of MLIM; Co-Head (Americas Region) of MLIM from 1999 to 2001; Director of Princeton Services; Chief Investment Officer of OppenheimerFunds, Inc. in 1999 and Executive Vice President thereof from 1991 to 1999

Terry K. Glenn	Chairman (Americas Region) and Executive Vice President	President, Merrill Lynch Mutual Funds; Executive Vice President of MLIM; Executive Vice President and Director of Princeton Services; President and Director of FAMD; President of Princeton Administrators; Director of FDS

Donald C. Burke	First Vice President, Treasurer and Director of Taxation	First Vice President and Treasurer of MLIM; Senior Vice President and Treasurer of Princeton Services; Vice President of FAMD

Philip L. Kirstein	General Counsel	General Counsel of MLIM (Americas Region), Senior Vice President, Secretary, General Counsel and Director of Princeton Services

Debra W. Landsman-Yaros	Senior Vice President	Senior Vice President of MLIM; Senior Vice President of Princeton Services; Senior Vice President of FAMD

Stephen M. M. Miller	Senior Vice President	Executive Vice President of Princeton Administrators, LP; Senior Vice President of Princeton Services

Item 31. Location of Accounts and Records.

All accounts, books and other documents required to be maintained by Section 3(1)(a) of the 1940 Act and the Rules thereunder will be maintained at the offices of the Registrant, 800 Scudders Mill Road, Plainsboro, New Jersey 08536 and FDS, 4800 Deer Lake Drive East, Jacksonville, Florida 32246-6484.

Item 32. Management Services.

Not Applicable.

Item 33. Undertakings.

(a) Registrant undertakes to suspend offerings of the shares of Common Stock covered hereby until it amends its Prospectus contained herein if (1) subsequent to the effective date of this Registration Statement, its net asset value per share of Common Stock declines more than 10 percent from its net asset value per share of

C-5

Common Stock as of the effective date of this Registration Statement, or (2) its net asset value per share of Common Stock increases to an amount greater than its net proceeds as stated in the Prospectus contained herein.

(b) The undersigned registrant hereby undertakes:

(1) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

(i) To include any prospectus required by section 10(a)(3) of the 1933 Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which individually or in the aggregate represent a fundamental change in the information set forth in the Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 497(h) under the 1933 Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(5) For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C-6

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Plainsboro, and State of New Jersey, on the 12th day of November, 2002.

MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC. (Registrant)

	By:	/s/ DONALD C. BURKE (Donald C. Burke, Vice President and Treasurer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature		Title	Date
TERRY K. GLENN* (Terry K. Glenn)		President (Principal Executive Officer) and Director

DONALD C. BURKE* (Donald C. Burke)		Vice President and Treasurer (Principal Financial and Accounting Officer)

RONALD W. FORBES* (Ronald W. Forbes)		Director

CYNTHIA A. MONTGOMERY* (Cynthia A. Montgomery)		Director

CHARLES C. REILLY* (Charles C. Reilly)		Director

KEVIN A. RYAN* (Kevin A. Ryan)		Director

ROSCOE S. SUDDARTH* (Roscoe S. Suddarth)		Director

RICHARD R. WEST* (Richard R. West)		Director

EDWARD D. ZINBARG* (Edward D. Zinbarg)		Director

*By:	/s/ DONALD C. BURKE (Donald C. Burke, Attorney-in-Fact)		November 12, 2002

C-7

SIGNATURES

Master Senior Floating Rate Trust has duly caused this Registration Statement of Merrill Lynch Senior Floating Rate Fund II, Inc. to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Plainsboro, and State of New Jersey, on the 12th day of November, 2002.

MASTER SENIOR FLOATING RATE TRUST (Registrant)

By:	/s/ DONALD C. BURKE (Donald C. Burke, Vice President and Treasurer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature		Title	Date
TERRY K. GLENN* (Terry K. Glenn)		President and Trustee (Principal Executive Officer)

DONALD C. BURKE* (Donald C. Burke)		Vice President and Treasurer (Principal Financial and Accounting Officer)

RONALD W. FORBES* (Ronald W. Forbes)		Trustee

CYNTHIA A. MONTGOMERY* (Cynthia A. Montgomery)		Trustee

CHARLES C. REILLY* (Charles C. Reilly)		Trustee

KEVIN A. RYAN* (Kevin A. Ryan)		Trustee

ROSCOE S. SUDDARTH* (Roscoe S. Suddarth)		Trustee

RICHARD R. WEST* (Richard R. West)		Trustee

EDWARD D. ZINBARG* (Edward D. Zinbarg)		Trustee

*By:	/s/ DONALD C. BURKE (Donald C. Burke, Attorney-in-Fact)		November 12, 2002

C-8

EXHIBIT INDEX

Exhibit Letter		Description
(k) (1)	—	Amendment to the Transfer Agency, Dividend Disbursing Agency and Shareholder Servicing Agency Agreement.
(n)	—	Consent of Deloitte & Touche LLP, independent auditors for the Registrant and the Trust.